Exhibit 99.2

SNDL INC.

and

THE VALENS COMPANY INC.

ARRANGEMENT AGREEMENT

August 22, 2022

i

ii

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

iii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 22, 2022,

AMONG:

SNDL INC., a corporation existing under the laws of the Province of Alberta

(the “Purchaser”)

- and -

THE VALENS COMPANY INC., a corporation existing under the laws of Canada

(the “Company”, and together with the Purchaser, the “Parties”, and each is a “Party”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1    Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any proposal, expression or indication of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Company, or the Company Shareholders or any other securityholder of the Company (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of the Company that, when taken together with the shares and other securities of the Company held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of the Company or rights or interests therein and thereto;

(b)

any direct or indirect acquisition or purchase of 20% or more of the assets (or any sale, disposition, joint venture, lease, long-term supply agreement, licence, royalty or other arrangement having the same economic effect) of the Company and the Company’s Subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of the Company’s Subsidiaries);

(c)

an amalgamation, arrangement, plan of arrangement, scheme of arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Company or any of its Subsidiaries;

(d)	any take-over bid, tender offer, issuer bid, exchange offer or similar transaction involving the Company or any of its Subsidiaries; or

(e)

any transaction that would or could reasonably be expected to materially reduce the benefits to the other Party of the Arrangement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Affected Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company Warrantholders.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof.

“Amended and Restated Credit Agreement” means the non-revolving term loan between the Company, as borrower, and the Purchaser as lender, dated as of the date hereof, providing for secured debt financing of up to $63,000,000.

“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of this Agreement, which shall include the Plan of Arrangement and the Final Order and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Australian Cannabis Licences” means all licences, certifications, permits and/or other authorizations issued by a Governmental Entity having competent jurisdiction within Australia in respect of cannabis, products containing cannabis and/or any activities related thereto, including but not limited to: (a) the license to import substances specified in Schedule 4 of the Customs (Prohibited Imports) Regulations 1956 (Australia) issued to Valens Australia Pty Ltd. on [Date Redacted], (b) the license to export substances specified in Schedule 8 of the Customs (Prohibited Exports) Regulations 1958 (Australia) issued to Valens Australia Pty Ltd. on [Date Redacted].

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities, including the Australian Cannabis Licences, the Canadian Cannabis Licences and the U.S. CBD Licences.

“Award” means any judgment, decree, injunction, ruling, award, decision or order of any Governmental Entity.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Books and Records” means books and records of the Company and its Subsidiaries, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form.

“Breaching Party” has the meaning ascribed thereto in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“Canadian Cannabis Licences” means (a) the standard processing and cultivation license issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada) on [Date Redacted]; (b) the analytical testing licence issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada) issued on [Date Redacted]; (c) the research licence issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada) issued on [Date Redacted]; (d) the micro-processing licence issued to Southern Cliff Brands Inc. under the Cannabis Regulations (Canada) on [Date Redacted]; (e) the standard processing, cultivation and sale for medical purposes licence issued to Experion Biotechnologies Inc. under the Cannabis Regulations (Canada) on [Date Redacted]; and (f) the standard processing license issued to LYF Food Technologies Inc. under the Cannabis Regulations (Canada) on [Date Redacted].

“cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant), and (ii) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro organisms, including but not limited to cannabis and marijuana, as defined pursuant to applicable Law, including the Cannabis Act (Canada).

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Act (Canada), the Cannabis Regulations (Canada), the Industrial Hemp Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction.

“Cannabis Licences” means the Australian Cannabis Licences, the Canadian Cannabis Licences and the U.S. CBD Licences.

“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada).

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

“CBCA” means the Canada Business Corporations Act, as amended, together with the regulations promulgated thereunder.

“CBD” means cannabidiol, including but not limited to cannabidiol derived from hemp as defined by the United States Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “U.S. Farm Bill”), codified at 7 U.S.C. 1639o and derived from industrial hemp as defined by the Industrial Hemp Regulations (Canada).

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(2).

“COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the U.S. Tax Code and Section 601 et seq. of ERISA.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to perform duties on behalf of the Commissioner of Competition.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Awardholder” means a holder of Company RSUs and/or Company DSUs.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company DSUs” means the outstanding deferred share units of the Company issued pursuant to the Company Incentive Award Plan, each entitling the holder thereof to receive Company Shares or a certain cash amount, subject to the terms and conditions of the Company Incentive Award Plan.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR and/or EDGAR since January 1, 2020.

“Company Incentive Award Plan” means the Company’s omnibus long term incentive plan adopted by the Board on May 11, 2020 and approved by the Shareholders on June 12, 2020.

“Company IT Systems” means those computer systems, hardware, servers, databases, software, networks, platforms, telecommunications systems and related infrastructure and other related systems, including any outsourced systems or processes, used by or on behalf of the Company or any of its Subsidiaries in connection with the operation of their respective businesses.

“Company Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to have a durationally significant impact that is material and adverse to the business, affairs, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting any of the industries in jurisdictions in which the Company or any of its Subsidiaries operate;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general political, economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national, United States or global financial or capital markets;

(c)

any epidemic, pandemic or outbreaks of illness (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or other health crisis or public health event;

(d)

any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)

any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;

(f)	any earthquake, flood, climatic and other natural events or conditions (including drought, any other weather conditions) or other natural disaster;

(g)	any change in the price of cannabis (on a current or go forward basis);

(h)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(i)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Purchaser in writing;

(j)	any matter which has been disclosed by the Company in the Company Disclosure Letter or in the Company Filings prior to the date hereof;

(k)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;

(l)

the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or other financial performance or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above); or

(m)

any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(l) above), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Company Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Options” means the outstanding stock options of the Company granted pursuant to the Company Incentive Award Plan entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Company Incentive Award Plan.

“Company Optionholder” means a holder of Company Options and/or Legacy Options.

“Company PSUs” means the outstanding performance share units of the Company granted pursuant to the Company Incentive Award Plan entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Company Incentive Award Plan.

“Company RSUs” means the outstanding restricted award units of the Company granted pursuant to the Company Incentive Award Plan entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Company Incentive Award Plan.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Warrant Indenture” means a warrant indenture under which any of the outstanding Company Warrants were issued.

“Company Warrantholders” means a holder of Company Warrants.

“Company Warrants” means the outstanding warrants to purchase Company Shares, which, for greater certainty, includes all outstanding broker warrants entitling the holder thereof to purchase Company Shares.

“Company’s Constating Documents” means the articles of continuance and by-laws of the Company and all amendments to such articles or by-laws.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by the Arrangement, (i) that the Commissioner shall have issued (and not rescinded or amended) to the Purchaser an advance ruling certificate under Section 102 of the Competition Act, or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and, unless such requirement is waived in writing by the Purchaser, (b) the Commissioner shall have issued (and not rescinded or amended) to the Purchaser a No Action Letter.

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Purchaser dated June 28, 2022.

“Consideration” means, with respect to each Company Share, 0.3334 of a Purchaser Share issuable pursuant to the Plan of Arrangement.

“Consideration Shares” means the Purchaser Shares to be issued in connection with the Arrangement.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject, other than the Employee Plans.

“Court” means the Ontario Superior Court of Justice (Commercial List) located in Toronto, Ontario, or other court as applicable.

“Data Room” means the materials contained in the virtual data room established by the Company as at 2:00 p.m. (Toronto time) August 21, 2022.

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means each employee benefit plan, including, without limitation, any group health and welfare insurance (including medical, hospitalization, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, and long term disability coverage), mortgage insurance, employee loan, employee assistance, education assistance, automobile, housing, supplemental unemployment, post-employment, post-retirement, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive compensation, performance, equity, equity-based, phantom, deferred compensation, severance, termination pay or salary continuation (other than as required pursuant to applicable employment standards legislation), pension, supplemental pension, retirement, savings, supplemental retirement, change in control, material fringe benefit, paid time off, vacation or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) in each case (i) that is established, administered, funded, contributed to or required to be contributed to by the Company or its Subsidiaries and/or ERISA Affiliates for the benefit of one or more current or former Company Employees or directors of the Company or its Subsidiaries (or the spouse, dependents, beneficiaries, or survivors of such Persons), or (ii) in respect of which the Company or its Subsidiaries have any actual or contingent liability or obligation, but, for the avoidance of doubt, shall not include (A) the Canada Pension Plan, Québec Pension Plan, Employment Insurance, Québec Parental Insurance Plan, or (B) any health, drug, or workers’ compensation plan established and administered by a Governmental Entity.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, Hazardous Substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m), or (o) of the U.S. Tax Code and the regulations issued thereunder.

“Expense Reimbursement” has the meaning ascribed thereto in Section 8.3.

“Fairness Opinion” means the opinion of Cormark Securities Inc. to the effect that, as of the date of this Agreement, the Consideration to be paid to the Company Shareholders, is fair, from a financial point of view, to such Company Shareholders.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Governmental Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, investigation, hearing, contractual dispute resolution process or other proceeding (whether civil, administrative, contractual, quasi-criminal or criminal) before any Governmental Entity against or involving such Person or its business or affecting its assets.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“Green Roads Operations” means all operations of the business conducted within the United States of America by Green Roads, Inc. and each of its Subsidiaries.

“Hazardous Substance” means any substance that is defined or regulated under any Environmental Law as a hazardous substance, contaminant, toxic substance, hazardous waste, special waste, or pollutant.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means any and all intellectual property and intellectual property rights which may exist under the Laws of any jurisdiction in the world, including: (i) trademarks, service marks, trade names, brand names, logos, trade dress and similar designations of source or origin (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing; (ii) pending or issued patents and industrial designs (including any continuations, continuations in part, renewals, divisionals, provisionals, extensions and applications for any of the foregoing); (iii) copyrights (including any registrations and applications therefor and whether registered or unregistered) and works of authorship; (iv) internet domain names; (v) social media handles and all goodwill associated therewith; (vi) proprietary rights in software, including object code and source code; (vii) proprietary rights in data and databases; and (viii) trade secrets and other confidential information, including know-how, technology, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies, industrial property rights and research and development information.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Properties” means all real property or Appurtenances leased or subleased by the Company or any of its Subsidiaries in whole or in part.

“Legacy Option” means the outstanding stock options of the Company granted pursuant to the Legacy Option Plan, entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Legacy Option Plan.

“Legacy Option Plan” means the Company’s former incentive plan authorized by the Board on May 18, 2017, and approved by the Shareholders on August 4, 2017 and again on October 5, 2018, as amended.

“Licensed Intellectual Property” means all Intellectual Property owned by Persons other than the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit.

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d).

“Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect, including, without limitation; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of [Amount Redacted] in the aggregate; (iii) any Contract under which indebtedness in excess of [Amount Redacted] is or may become outstanding, other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries; (iv) any Contract under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of [Amount Redacted] annually or [Amount Redacted] over the remaining term; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [Amount Redacted], other than any leases or subleases relating to Leased Properties; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products, or (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Nasdaq” means the Nasdaq Capital Market of The Nasdaq Stock Market LLC.

“No Action Letter” means written confirmation from the Commissioner confirming that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement.

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Company and its Subsidiaries consistent with past practice, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any applicable guidelines, recommendations or measures of a Governmental Entity in response to the actual or reasonably anticipated effect of the COVID-19 pandemic.

“Outside Date” means February 28, 2023, or such later date as may be agreed to in writing by the Parties.

“Owned Intellectual Property” means all Intellectual Property that is owned by or purported to be owned by the Company or its Subsidiaries.

“Owned Real Property” means all real property that is owned in fee simple by the Company or any of its Subsidiaries.

“Parties” has the meaning ascribed thereto in the preamble.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(a)	the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and recorded against title and any statutory exceptions to title;

(b)

inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property;

(c)

registered easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);

(d)	encroachments that do not materially impair or affect the current use or value of any real property and minor defects or irregularities in title to any real property;

(e)	Liens for Taxes not yet due or in respect of which an applicable reserve has been made;

(f)

Liens imposed by Law and incurred in the Ordinary Course for obligations, including in respect of pledges or deposits under workers’ compensation, social security or similar Laws, for amounts not yet due or delinquent, or that are otherwise being contested in good faith by appropriate proceedings and in respect of which an applicable reserve has been made;

(g)

zoning and building by-laws and ordinances, airport zoning regulations, regulations made by public authorities and other restrictions affecting or controlling the use or development of any real property;

(h)

registered agreements affecting real property with any municipal, provincial or federal governments or authorities and any public utilities, including (without limitation) subdivision agreements, development agreements, and site control agreements, in each case that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);

(i)	any leases or notices of leases registered on title and licenses of occupation, provided there is actual occupation thereunder;

(j)	Liens as listed and described in Section 1.1 of the Company Disclosure Letter;

(k)	purchase money liens and liens securing rental payments under capital lease arrangements; and

(l)

such other imperfections or irregularities of title or Lien that, in each case, do not individually or in the aggregate materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any data or information, in any medium whatsoever, about an identifiable individual or which can be used alone or in conjunction with any other data or information to identify an individual, and includes any data or information that constitutes “personal information”, as such term is defined in applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Prior Credit Agreement” means the non-revolving term loan dated December 15, 2021 between the Company, as borrower, and 2361380 Ontario Limited for secured debt financing of up to $40,000,000, which was assigned to the Purchaser on the date hereof.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), and an Act respecting the protection of personal information in the private sector (Québec), and any other Law governing the collection, use, disclosure, processing and protection of Personal Information.

“Proceeding” means litigation, legal action, lawsuit, claim, action, suit, demand, arbitration, charge, hearing, demand letter, arbitration, contractual dispute resolution process or other similar proceeding.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Board” means the board of directors of the Purchaser, as the same is constituted from time to time;

“Purchaser Filings” means all documents publicly filed by or on behalf of the Purchaser on SEDAR and/or EDGAR since January 1, 2020.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to have a durationally significant impact that is material and adverse to the business, affairs, operations, financial condition or results of operations of the Purchaser and its Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting any of the industries in jurisdictions in which the Purchaser or any of its Subsidiaries operate;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general political, economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national, United States or global financial or capital markets;

(c)

any epidemic, pandemic or outbreaks of illness (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or other health crisis or public health event;

(d)

any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)

any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;

(f)	any earthquake, flood, climatic and other natural events or conditions (including drought, any other weather conditions) or other natural disaster;

(g)	any change in the price of cannabis (on a current or go forward basis);

(h)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(i)

any action taken (or omitted to be taken) by the Purchaser or any of its Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Company in writing;

(j)	any matter which has been disclosed by the Purchaser in the Purchaser Filings prior to the date hereof;

(k)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;

(l)

the failure of the Purchaser to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or other financial performance or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above); or

(m)

any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(l) above), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Purchaser Subsidiaries” means the Purchaser’s wholly-owned Subsidiaries.

“Real Property” or “Real Properties” means collectively, the Owned Real Property and the Leased Properties.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the transactions that are the subject of the Arrangement, including, without limitation, the Competition Act Approval.

“Replacement Options” has the meaning ascribed thereto in the Plan of Arrangement.

“Representatives” has the meaning ascribed thereto in Section 5.1(1).

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.13.

“Securities Authority” means (i) the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada and (ii) the United States Securities and Exchange Commission (the “SEC”).

“Securities Laws” means (i) the Securities Act (Ontario), the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder and (ii) United States federal and state securities Laws.

“Security Clearance” means a security clearance granted under section 67 of the Cannabis Act (Canada).

“Security Clearance Eligible Individual” means any officer, director, individual described in paragraphs 50(b)(i), (ii) or (iii) of the Cannabis Regulations (Canada), responsible person, quality assurance person, master grower, head of security, alternative for any of the foregoing (where applicable) or other individual who requires a Security Clearance and is therefore eligible under section 51 of the Cannabis Regulations (Canada) to apply for a Security Clearance;

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means any bona fide written Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis that did not result from a breach of Article 5 and: (i) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel (with respect to the Board’s fiduciary duties) and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Agreement” means a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal entered into by the Company and the party making the Superior Proposal in accordance with Section 5.4.

“Superior Proposal Agreement Counter-Party” means the party or parties with whom the Company enters into the Superior Proposal Agreement.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(b).

“Support Agreements” means voting support agreement dated as of the date hereof between the Purchaser and each of the Supporting Shareholders.

“Supporting Shareholders” means Tyler Robson, Sunil Gandhi, Jeff Fallows, Chantel Popoff, Adam Shea, Everett Knight, Ashley McGrath, Andrew Cockwell, Karin A. Mcaskill, Drew Wolff, Guy Beaudin.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning ascribed thereto in Section 4.8(3).

“Termination Amount” has the meaning ascribed thereto in Section 8.2(1).

“Termination Notice” has the meaning ascribed thereto in Section 4.8(3).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.8(1).

“U.S. CBD Licences” means all licences, certifications, permits and/or other authorizations issued by a Governmental Entity having competent jurisdiction within the United States of America necessary to process or manufacture CBD, including but not limited to the following: (i) Annual Food Permit, Hemp Food Establishment, Permit Number [Permit Number Redacted], issued to The Valens Company by the Florida Department of Agriculture and Consumer Services Division of Food Safety (expiring [Date Redacted]); (ii) Annual Food Permit, Hemp Food Establishment, Permit Number [Permit Number Redacted], issued to Green Roads Inc. by the Florida

Department of Agriculture and Consumer Services Division of Food Safety (expiring [Date Redacted]); (iii) Green Roads’ Industrial Hemp Product Registration issued by the Utah Department of Agriculture & Food; (iv) Green Roads’ Registered Hemp Product Certifications issued by West Virginia Department of Agriculture (expiring [Date Redacted]); (v) Green Roads’ Consumable Hemp Manufacturer Registration issued by the Iowa Food and Consumer Safety Department of Inspections and Appeals (expiring [Date Redacted]); (vi) Green Roads of Florida LLC’s Cannabinoid Hemp Distributor Permit issued by the New York State Office of Cannabis Management (expiring [Date Redacted]); (vii) Green Roads’ Cannabinoid Hemp Distributor Permit issued by the New York State Office of Cannabis Management (expiring [Date Redacted]); (viii) Green Roads’ Batch Endorsement Approval Notices issued by the Alaska Division of Agriculture (expiring [Date Redacted]); and (ix) Green Roads’ Retailer Registration issued by the Alaska Division of Agriculture (expiring [Date Redacted])

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, including the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means U.S. federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable U.S. state securities laws.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

“wilful breach” means a material breach of this Agreement that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2    Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Phrasing. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section paragraph of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Data Room, or (ii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of Tyler Robson, Sunil Gandhi, Jeff Fallows and Everett Knight after due and reasonable diligent inquiry. Where any representation or warranty is expressly qualified by reference to knowledge of the Purchaser, it is deemed to refer to the actual knowledge of Zachary George and Jim Keough, after due and reasonable diligent inquiry.

(g)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(h)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Calgary time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Calgary time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(i)	Time References. References to time are to local time, Toronto, Ontario, unless otherwise stated.

(j)	Schedules. The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement for all purposes of it.

(k)

Company Disclosure Letter. The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT AND COMPANY MEETING

Section 2.1    Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2    Interim Order

Subject to the terms and conditions of this Agreement, as soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192(3) of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)

that the required level of approval for the Arrangement Resolution shall be (i) two-thirds of the votes cast on such resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting; and (ii) if required under MI 61-101, a majority of the votes cast on such resolution by the Company Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under MI 61-101) present in person or represented by proxy at the Company Meeting;

(c)

that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law or as agreed to in writing between the Parties, each acting reasonably;

(d)

that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that it is the Purchaser’s intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Purchaser Shares and the Replacement Options pursuant to the Arrangement, based and conditioned upon the Court’s approval of the Arrangement and determination that the Arrangement is substantially and procedurally fair to Company Shareholders entitled to receive the Consideration and the Company Optionholders entitled to receive the Replacement Options pursuant to or in connection with the Arrangement, following a hearing and after considering of the substantive and procedural terms and conditions thereof;

(h)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(i)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

Section 2.3    The Company Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable and shall use commercially reasonable efforts to convene and conduct the Company Meeting on or before November 30, 2022 and in any event, subject to the Purchaser’s compliance with Section 2.4(4), not later than January 5, 2023 or such other date as the Parties hereto otherwise agree in writing each acting reasonably (provided that it shall be deemed reasonable for a Party to refuse to agree to another date if a later date is requested by the other Party as a result of an event that was not outside the reasonable control of such other Party), and set the record date for the Shareholders entitled to vote at the Company Meeting as promptly as practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.8(3) or Section 5.4(5) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity, provided that (i) upon the reasonable request of the Purchaser, the Company shall adjourn or postpone the Company Meeting to a date specified by the Purchaser, provided that the Company Meeting, so adjourned or postponed, shall not be later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is 20 Business Days prior to the Outside Date, and (ii) the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event, shall be no later than the date that is 20 Business Days prior to the Outside Date, in each case for the purposes of attempting to obtain the level of approval of the Company Shareholders required by the Interim Order;

(b)

subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, and at the expense of the Purchaser and/or any of its affiliates, using proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(d)	give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)

as promptly as reasonably practicable, advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)

as promptly as reasonably practicable, advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders;

(g)

not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Purchaser, acting reasonably. The Company shall make any payments or settlements with respect to Dissent Rights solely out of its own funds. No funds will be supplied by the Purchaser, nor will the Purchaser directly or indirectly reimburse the Company, for any payments with respect to Dissent Rights; and

(h)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or except as set out in the Interim Order and consented to in writing by the Purchaser, acting reasonably.

Section 2.4    The Company Circular

(1)

Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser as contemplated by this Section 2.4, the Company Circular together with any other documents required by applicable Law in connection with the Company Meeting, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Persons as required by the Interim Order and applicable Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3.

(2)

The Company shall ensure that the Company Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser for purposes of inclusion in the Company Circular pursuant to Section 2.4(4)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Board has, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders and unanimously recommends that Company Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that each executive officer who owns Company Shares and each director of the Company who owns Company Shares intends to vote all of such Person’s Company Shares (including any Company Shares issued upon the vesting and settlement of any Company DSUs and Company RSUs) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the corresponding Support Agreements; and (iv) a statement that the Supporting Shareholders have each entered into their respective Support Agreements.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser and/or any of its affiliates included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide to the Company all information regarding the Purchaser, its affiliates and the Purchaser Shares as required by the Interim Order or applicable Law for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall also use commercially reasonable efforts to obtain any necessary consents from its auditors and any other advisors to the use of any financial or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor. The Purchaser shall ensure that all such information contemplated in this Section 2.4(4) provided by the Purchaser does not include any Misrepresentation.

(5)

The Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Company Circular that was furnished by the Purchaser, its affiliates and their respective representatives for inclusion in the Company Circular, including any order made, or any inquiry, investigation or Governmental Action instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(6)

Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5    Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, subject to the terms and conditions of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution is passed at the Company Meeting or such other date as may be agreed to in writing between the Parties, each acting reasonably.

Section 2.6    Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any information required to be supplied by the Purchaser and included in such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, the Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and the Plan of Arrangement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7    Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(2)

Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the second Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) at the offices of McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, Toronto, Ontario M5K 1E6, at 8:00 a.m. (Toronto time), unless another time or date is agreed to in writing by the Parties. The Company shall file the Articles of Arrangement with the Director on the day of Closing.

Section 2.8    Payment of Consideration

The Purchaser shall, prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.7(2), provide or cause to be provided to the Depositary with an irrevocable direction for the issuance of Purchaser Shares (the terms and conditions of such escrow and direction to be satisfactory to the Company and the Purchaser, acting reasonably), in order to issue and deliver the Consideration Shares in respect of the aggregate Consideration as provided in the Plan of Arrangement (other than with respect to Company Shareholders exercising Dissent Rights as provided in the Plan of Arrangement).

Section 2.9    Adjustments to Consideration

In the event that after the date hereof and prior to the Closing the Purchaser changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, or engages in a dividend, distribution, recapitalization, subdivision, or other similar transaction or makes a return of capital in respect of the Purchaser Shares (each an “Adjustment Transaction”), the Consideration shall be equitably adjusted to eliminate the effects of such event on the Consideration; provided that the Purchaser shall have provided the Company advance notice of the applicable Adjustment Transaction.

In addition, if on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution prior to the Effective Time or sets any record date therefor prior to the Effective Time, in each case in respect of the Company Shares, then the Company and the Purchaser shall make a corresponding reduction to the value of the Consideration issuable to the Company Shareholders under the Arrangement on a dollar-for-dollar basis.

Section 2.10    Amendments to Company RSUs and Company DSUs

The Company shall cause the terms of the all Company RSUs and Company DSUs that are outstanding prior to the Effective Time to be amended in accordance with the terms and conditions of the Company Incentive Award Plan and applicable Securities Laws such that:

(a)	the vesting of such Company RSUs and Company DSUs shall be accelerated to the moment immediately preceding the Effective Time; and

(b)	such Company RSUs and Company DSUs shall be required to be settled, and shall be settled, in the form of Company Shares pursuant to the Company Incentive Award Plan.

Section 2.11    Company Incentive Securities

(1)

The Parties acknowledge that the outstanding Company Options, Legacy Options and the Company Warrants shall be treated in accordance with the provisions of the Plan of Arrangement and that the Company RSUs and Company DSUs shall be treated in accordance with the terms hereof, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing, including assuming all of the covenants and obligations of the Company under the Company Incentive Award Plan, the Legacy Option Plan and the Warrant Indentures, as applicable.

(2)

The Purchaser covenants to take all commercially reasonable steps and actions as may be necessary to ensure that as at and from the Effective Time the Company Optionholders shall be able to access, manage and exercise their Replacement Options through the Shareworks equity compensation platform in a manner that is the same or substantially similar to the manner in which Company Optionholders are able to access, manage and exercise their vested Company Options on the date hereof, in each case, until the earlier of (i) the exercise of all outstanding Replacement Options; and (ii) expiry of all such Replacement Options.

(3)	The Parties shall take all such reasonable steps as may be necessary or desirable to give effect to this Section 2.11.

Section 2.12    Withholding Taxes

The Purchaser, the Company, the Depositary, and any other Person shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Affected Securityholder or Company Awardholder under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company, the Depositary, or such other Person is required or directed to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration issuable or otherwise payable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement as having been paid to the Affected Securityholder in respect of which such deduction, withholding and remittance was made. Each of the Purchaser, the Company, the Depositary and any other Person that makes a payment or delivery to any Affected Securityholder or Company Awardholder hereunder shall be authorized to sell or otherwise dispose of such portion of the Purchaser Shares otherwise deliverable to such Affected Securityholder or Company Awardholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Affected Securityholder or Company Awardholder and remit any unapplied balance of the net proceeds of such sale to such Affected Securityholder.

Section 2.13    Post-Effective Time Dividends and Distributions

All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for such Person. Subject to this Section 2.13, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

Section 2.14    Applicable U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that all Consideration issued to Company Shareholders and the Replacement Options will be issued by the Purchaser upon completion of the Arrangement in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder (the “Section 3(a)(10) Exemption”) and pursuant to exemptions from applicable U.S. state securities laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)

the Arrangement will be subject to the approval of the Court and the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement to the Company Shareholders and the Company Optionholders;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to issue the Interim Order;

(c)

prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by applicable Law in connection with the Company Meeting;

(d)

the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Company Shareholders and the Company Optionholders, subject to the Arrangement;

(e)

the Company will ensure that each person entitled to receive Consideration and the Company Optionholders on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the Company Shareholders entitled to receive Consideration and the Company Optionholders entitled to receive the Replacement Options will be advised that such securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable U.S. state securities laws and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption and in accordance with exemptions under any applicable U.S. state securities laws;

(g)

each Company Shareholder and each Company Optionholder will be advised that with respect to securities issued to any Person that the Purchaser reasonably determines is an “affiliate” (as such term is defined in Rule 144 under the U.S. Securities Act) of the Purchaser or has been an “affiliate” of the Purchaser within three months prior to the date of issuance of the Purchaser Shares, such securities will be treated as “restricted securities” (as defined in Rule 144 under the U.S. Securities Act) and may not be offered, sold or otherwise transferred absent registration under the U.S. Securities Act or an available exemption therefrom;

(h)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders entitled to receive the Consideration and the Company Optionholders entitled to receive the Replacement Options pursuant to or in connection with the Arrangement;

(i)

Company Optionholders entitled to receive Replacement Options pursuant to the Arrangement will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by the Purchaser in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt from the registration requirements of the U.S. Securities Act the issuance of any securities upon the exercise of such Replacement Options; therefore, the Purchaser Shares issuable upon exercise of the Replacement Options may only be issued pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws and, consequently, such Purchaser Shares may be deemed to be “restricted securities” (as defined in Rule 144 under the U.S. Securities Act);

(j)

the Interim Order approving the Company Meeting will specify that each Company Shareholder and each Company Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption;

(k)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(l)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

Section 2.15    U.S. Tax Matters

(1)

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment. Within 45 days after the Effective Date, the Purchaser shall complete and post on its website an IRS Form 8937 reporting the Arrangement as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code.

(2)

Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

(3)

Neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, Purchaser Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law, and the tax-free treatment of the Arrangement and the performance of the covenants contained in Section 2.15(2) shall not be a condition to the Closing.

Section 2.16    List of Company Shareholders

At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Legacy Options, Company DSUs and Company RSUs), a list of all other Affected Securityholders and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.17    Termination of Letter of Intent

The Letter of Intent between the Purchaser and the Company dated June 28, 2022, as amended, is hereby null, void and of no further force and effect.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of the Company

(1)

Except as disclosed in the Company Filings or the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.1 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

Section 3.2    Representations and Warranties of the Purchaser

(1)

The Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.2 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4

COVENANTS

Section 4.1    Conduct of Business of the Company

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; (iv) in respect of reasonable payments to legal and financial advisors in connection with the Company’s response to an Acquisition Proposal in accordance with the terms of this Agreement; or (v) as contemplated by the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with applicable Law, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend any of the Company’s Constating Documents or the articles of incorporation, articles of amalgamation, by-laws or similar organizational documents of any of its Subsidiaries;

(b)	split, combine, reclassify or amend the terms of any shares of the Company or of any Subsidiary thereof;

(c)	amend the terms of any outstanding securities of the Company that are exercisable or exchangeable for, or convertible into, Company Shares;

(d)	reduce the stated capital of the Company or any of its Subsidiaries;

(e)	except with the consent of the Purchaser, declare, pay or issue any dividend in respect of the Company Shares;

(f)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries;

(g)

issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock of the Company or any of its Subsidiaries, or for or into cash, except for the issuance of Company Shares issuable upon the vesting and settlement of the currently outstanding Company Options, Legacy Options, Company DSUs and Company RSUs;

(h)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of [Amount Redacted] for all such transactions, other than Ordinary Course acquisitions of inventory or Ordinary Course acquisitions under procurement contracts;

(i)

sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its Subsidiaries’ assets which have a value greater than [Amount Redacted] in the aggregate, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;

(j)

other than as incurred in connection with this Agreement and the transactions contemplated herein, and other than in the Ordinary Course or to ensure the maintenance of the Company’s current standard of operations, make any capital expenditure or commitment to do so which individually exceeds [Amount Redacted] or in the aggregate exceeds [Amount Redacted];

(k)	reorganize, amalgamate or merge the Company or any such Subsidiary;

(l)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any such Subsidiaries;

(m)

prepay any long-term indebtedness (including indebtedness outstanding under medium term notes) before its scheduled maturity, other than repayments of indebtedness under credit facilities, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment;

(n)

create, incur, assume, drawdown under current credit facilities or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of [Amount Redacted];

(o)	make any loan or advance to, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(p)	make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS, or pursuant to written instructions, comments or orders of a Securities Authority;

(q)	enter into any collective agreement or union agreement or amend, modify, terminate or agree to any such amendment, modification, termination or waiver of rights;

(r)

except as required by the terms of any Employee Plan, any written employment Contracts disclosed in the Company Disclosure Letter, or in the Ordinary Course (unless contrary to Section 4.1(2)(g)): (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any current or former Company Employee or any director of the Company or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any current or former Company Employee or any director of the Company or any of its Subsidiaries; (C) accelerate or increase the coverage, contributions, funding requirements or benefits available under any Employee Plan; (D) except as described in the Company Disclosure Letter, increase salaries, compensation (in any form), bonus levels or make retention or success payments or other benefits payable to any current or former consultant, Company Employee or officer of the Company or any of its Subsidiaries; (E) enter into or amend any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any director or officer of the Company or its Subsidiaries; (F) make any material determination under any Employee Plan that is not in the Ordinary Course; or (G) except as described in the Company Disclosure Letter subject to a maximum amount in the aggregate per calendar month of [Amount Redacted], make any bonus or profit sharing distribution or similar payment of any kind;

(s)	adopt or establish any employee benefit plan that would become an Employee Plan upon being adopted or established, or terminate, amend or modify, in any material way, an existing Employee Plan;

(t)

commence, waive, release, assign, settle or compromise any Proceeding in excess of an amount of [Amount Redacted] in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(u)

amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(v)

except as contemplated herein, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement; or

(w)	amend, modify or terminate any Material Contract;

(x)	enter into any Material Contract, other than Contracts with respect to the purchase and sale of cannabis biomass in the Ordinary Couse; or

(y)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

(3)

The Company covenants and agrees that until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 7, the Company and its Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by it as such become due, which shall be correct and complete in all material respects, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted and (iii) not without prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, or except as required by applicable Law (A) make, change, or rescind any Tax material election, file any material information schedule, return or designation, or settle or compromise any material Tax claim, assessment, reassessment or liability, (B) file any amended Tax Return, file any notice of appeal or otherwise initiate any Action with respect to Taxes, (C) enter into, cancel or modify any agreement with a Governmental Entity with respect to Taxes, (D) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (E) consent to the extension or waiver of the limitation period applicable to any Tax matter, (F) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law, (G) enter into any tax sharing, tax allocation or tax indemnification agreement, or (H) make a request for a tax ruling to any Governmental Entity.

(4)

The Company shall keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company). The Company will consider in good faith any reasonable requests by the Purchaser that the Company or its Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (provided that, for greater certainty, the Company shall be obligated pursuant to Section 4.1(3) not to take any action regarding such matters without the consent of the Purchaser). The Purchaser may request that the Company take or cause its Subsidiaries to take any action referred to in Section 4.1(3) where such action is necessary to preserve the Company or relevant Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period). The Company may only refuse such requests where, acting reasonably (and providing evidence of the same to the Purchaser) such actions would be illegal or harm the Company.

(5)

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended to allow the Purchaser to exercise material influence over the operations of the Company or any Subsidiary prior to the Effective Time.

Section 4.2    Interim Period Consents

The Purchaser will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 4.1, and will ensure that such persons will respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.

Section 4.3    Conduct of Business of the Purchaser

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall not, directly or indirectly:

(a)	split, combine, reclassify or amend the terms of the Purchaser Shares;

(b)

without the prior written consent of the Company, not to be unreasonably withheld, delayed or conditioned, declare, pay or issue any dividend or other distribution, or make a return of capital, in respect of the Purchaser Shares;

(c)	amend its articles of amalgamation, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares;

(d)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or

(e)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.4    Covenants Relating to the Arrangement

(1)

Subject to Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(a)

to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

to obtain, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser;

(c)

using commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it and its Subsidiaries relating to this Agreement or the Arrangement;

(d)

using commercially reasonable efforts to oppose, lift or rescind any Award seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Governmental Actions and Proceeding to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(e)

not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Company Material Adverse Effect;

(b)

any notice or other written communication from any Person (A) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement, or (B) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of the Arrangement or this Agreement; or

(c)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries that relate to this Agreement or the Arrangement.

(3)	The Purchaser shall promptly notify the Company in writing of:

(a)	any Purchaser Material Adverse Effect;

(b)

any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or (ii) terminating or otherwise materially adversely modifying its relationship with the Purchaser or any Purchaser Subsidiary as a result of the Arrangement or this Agreement; or

(c)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or any of its Subsidiaries that relate to this Agreement or the Arrangement.

Section 4.5    Regulatory Approvals

(1)

As soon as reasonably practicable after the date hereof, the Purchaser and the Company shall make all required or advisable notifications, registrations, filings, applications and submissions with Governmental Entities, shall promptly respond to any information requests by a Governmental Entity, and shall use their commercially reasonable efforts to obtain and maintain the Regulatory Approvals, so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(2)	Without limiting the generality of the foregoing, and unless the Purchaser and the Company agree otherwise:

(a)

within 10 Business Days of the date of this Agreement, the Purchaser and the Company shall file with the Commissioner a request for an advance ruling certificate pursuant to section 102 of the Competition Act or, in the alternative, a No Action Letter; and

(b)

within 10 Business Days of the date of this Agreement, the Purchaser and the Company shall file with the Commissioner their respective complete pre-merger notification forms pursuant to section 114 of the Competition Act.

(3)

With respect to obtaining the Regulatory Approvals and the other matters identified in this Section 4.5, each of the Purchaser and the Company shall cooperate with one another and shall provide such assistance as the other Party may reasonably request in connection with obtaining the Regulatory Approvals as soon as reasonably practicable from the date of this Agreement. In particular:

(a)

no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by the Arrangement, except upon the prior written consent of the other Party (consent not to be unreasonably withheld, conditioned or delayed);

(b)

the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement, and to the extent not precluded by such Governmental Entity, give the other Party a reasonable opportunity to review and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement, provided that (i) submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to or with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or competitively sensitive information, provided that the Party must provide on an external counsel-only basis un-redacted versions of such written materials with any Governmental Entity on the basis that the redacted information will not be shared with the other Party, (ii) no Party shall be required to share with any other Party or their external counsel any highly commercially sensitive information, and (iii) the Parties shall restrict access to the filings required by Section 4.5(2) to their employees and outside counsel who have a need to know;

(c)

each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and, unless participation by a Party is prohibited by Law or by such Governmental Entity, shall provide the other Party with a reasonable opportunity to participate in such meetings; and

(d)

the Purchaser and the Company shall each contest and resist any action, including any administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the transactions contemplated by the Arrangement illegal or otherwise prohibiting consummation of the transactions contemplated by the Arrangement.

(4)

Notwithstanding any requirement in this Agreement, in the case of a disagreement between the Parties over the strategy, tactics or decisions relating to obtaining the Regulatory Approvals, the Purchaser shall, while considering the views and input of the Company in good faith and acting reasonably, have the final and ultimate authority over the appropriate strategy, tactics and decisions related to obtaining the Regulatory Approvals.

(5)	The Purchaser shall pay all filing fees (including any Taxes thereon) payable to any Governmental Entity in connection with any Regulatory Approvals.

Section 4.6    Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall: (i) give to the Purchaser and its Representatives reasonable access to the Books and Records and Material Contracts of the Company and its Subsidiaries and subject to Section 4.6(3), its personnel, during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries; and (ii) furnish to the Purchaser and its representatives such financial and operating data and other information as such Persons may reasonably request.

(2)

Neither the Purchaser nor any of its representatives will contact any Company Employees, or any contractual counterparts of the Company or its Subsidiaries (in their capacity as such), except after consultation with and the approval of the Chief Executive Officer of the Company and a director of the Company, which shall not be unreasonably withheld.

(3)

Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would jeopardize any attorney client or other privilege claim by the Company or any of its Subsidiaries.

(4)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.6(1) or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(5)

For greater certainty, the Purchaser and its affiliates shall treat, and shall cause its representatives to treat, all information furnished to the Purchaser or any of its affiliates or representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 4.7    Public Communications

Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that, upon the advice of its legal counsel, is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. Prior to filing any document relating to the Arrangement on SEDAR or EDGAR, the Parties agree to consult with each other in order to agree on the version of the document to be filed and any necessary redaction to be made to the document.

Section 4.8    Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting or the making of the application for the Final Order, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Company Meeting or delay making the application for the Final Order, or both, to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9    Insurance and Indemnification

(1)

Prior to the Effective Date, the Company may purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from insurers providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that, for the avoidance of doubt, the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(2)	As an alternative to the arrangements contemplated in 4.9(1), the Company may, for the benefit of the current and former directors and officers of the Company, prior to the Effective Time:

(a)

transfer for nominal consideration to an entity to be owned or controlled by certain directors or officers of the Company (the “D&O Run Off Entity”), all rights and obligations under the Contracts that are currently in place with TVC Bermuda Ltd (“TVC”) and Universal Re-Insurance Company Limited (“UR”) regarding captive insurance for the benefit of current and former the directors and officers of the Company (the “Captive Insurance”); and

(b)

fund the D&O Run Off Entity prior to the Effective Time with [Amount Redacted] (the “Administrative Amount”) (for use as set forth in Section 4.9 of the Company Disclosure Letter) to be used by the D&O Run Off Entity to fund and maintain the Captive Insurance for a period of not less than 6 years following the Effective Time (the “Run Off Period”), all on terms acceptable to the Company, acting reasonably.

At the end of the later of the Run Off Period and the settlement of all claims made under the Captive Insurance, the D&O Run Off Entity will cause any remaining cash maintained by UR for purposes of the Captive Insurance (the “Captive Insurance Funds”), and any remaining funds relating to the Administrative Amount, to be transferred to the Purchaser.

(3)

The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries and acknowledges that such rights shall survive the completion of the transactions set forth in the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(4)

If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9.

Section 4.10    Stock Exchange Delistings

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX and Nasdaq with effect immediately following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

Section 4.11    Amended and Restated Credit Agreement

Concurrent with the entering into of this Agreement, the Prior Credit Agreement was assigned from 2361380 Ontario Limited to the Purchaser, following which the Prior Credit Agreement was amended to become the Amended and Restated Credit Agreement with the increase of the principal amount of debt financing thereunder to $60,000,000 and certain other changes. Notwithstanding any other term or provision of this Agreement, where the Company has used reasonable good faith efforts to perform its covenants and obligations under the Amended and Restated Credit Agreement, no breach or default of the Company under the Amended and Restated Credit Agreement, or failure of the Company to perform any such covenant or obligation, shall: (i) constitute a Company Material Adverse Effect, (ii) be deemed to be the cause of a failure to satisfy any condition contained in Article 6; or (iii) give the Purchaser a right to terminate this Agreement under Article 7. Notwithstanding the foregoing, the limitations and exclusions set forth in this Section 4.11 shall not apply to any breach or default of the Company under the Amended and Restated Credit Agreement, or any failure of the Company to perform any covenant or obligation of the Company under the Amended and Restated Credit Agreement, that also independently constitutes a breach or default of the Company under this Agreement.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1    Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any director, Company Employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”):

(a)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, an Acquisition Proposal, provided that the Company may (i) advise any Person of the restrictions of this Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Article 5 provided the Board has rejected such Acquisition Proposal or affirmed the Board Recommendation, as the case may be, by or before the end of such five (5) Business Day period); or

(e)

approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to enter into any agreement in respect of an Acquisition Proposal.

(2)

Except as expressly provided in this Article 5, the Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with the Purchaser) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, and in connection therewith, the Company will:

(a)

discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries; and

(b)

request, and exercise all rights it has to require the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Purchaser in connection with such potential Acquisition Proposal (including before the date of this Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company covenants and agrees not to release any Person from, or waive such Person’s obligations respecting the Company, under any confidentiality, standstill or similar agreement or restriction to which the Company is a party (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)), except to allow such Person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the remaining provisions of this Article 5 are complied with, and the Company undertakes to seek to enforce, or cause it Subsidiaries to seek to enforce, all confidentiality, standstill, or similar agreements or restrictions that it or any of its Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

Section 5.2    Notification of Acquisition Proposals

If after the date of this Agreement the Company or any of its Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books or Records of the Company or any Subsidiary, in connection with such an Acquisition Proposal, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Acquisition Proposal.

Section 5.3    Responding to an Acquisition Proposal

(1)

Notwithstanding Section 5.1 or any other provision of this Agreement, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Company receives an Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and, subject to the Company (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) containing terms that are no less favourable to the Company in the aggregate than those contained in the Confidentiality Agreement and may not restrict the Company from complying with this Article 5 (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of an Acquisition Proposal or related communications to the Company or the Board), and (ii) concurrently providing the Purchaser with access to any information that was provided to such Person and not previously provided to the Purchaser and (iii) promptly providing the Purchaser with a true, complete and final executed copy of such confidentiality and standstill agreement (if entered into after the date hereof), may provide copies of, access to or disclosure of information, properties, facilities, Books or Records of the Company or its Subsidiaries, if:

(a)

the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5.

Section 5.4    Right to Match

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders the Board may, or may cause the Company to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(b)

the Company or its Representatives have delivered to the Purchaser a written notice of the determination of the Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(c)	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;

(d)

at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the definitive agreement for the Superior Proposal;

(e)

after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)); and

(f)

prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Amount pursuant to Section 8.2(2).

(2)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after the Purchaser received the Superior Proposal Notice for the new Acquisition Proposal.

(4)

Nothing in this Agreement shall prohibit the Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Board from making any disclosure to the Company Shareholders if the Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1).

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser, postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

ARTICLE 6

CONDITIONS

Section 6.1    Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company:

(1)

Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the requirements of the Interim Order and MI 61-101, as applicable.

(2)

Interim Order and Final Order. Each of the Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Nasdaq Listing. The Purchaser Shares to be issued to Company Shareholders pursuant to the Arrangement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(4)

Regulatory Approvals. Each of the Parties shall have obtained all consents, waivers, permissions and approvals, including all Regulatory Approvals, necessary to complete the Arrangement by or from all relevant Governmental Entities, including, for greater certainty the Competition Act Approval, on terms and conditions satisfactory to the Parties, acting reasonably.

(5)

Canadian Securities Law Matters. The distribution of the Consideration Shares shall be exempt from the prospectus and registration requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws in Canada and shall not be subject to resale restrictions under applicable Securities Laws in Canada (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

(6)

U.S. Securities Law Matters. All necessary actions (including the obtaining of the Final Order which will serve as a basis of a claim to the Section 3(a)(10) Exemption regarding the distribution of the Consideration) shall have been taken with respect to the Arrangement so that the Consideration Shares and the Replacement Options shall be exempt from the registration requirements of the U.S. Securities Act and exempt under any applicable U.S. state securities laws.

(7)

No Illegality. No Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement (unless such Law has been subsequently resolved such that the Arrangement is no longer illegal or cease traded, enjoined, restrained or otherwise prohibited).

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

Section 6.2    Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser and/or its affiliates will not be required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Dissent Rights. Company Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Company Shares.

(4)

Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect and the Company shall have provided to the Purchaser a certificate of two senior officers of the Company to that effect (on the Company’s behalf and without personal liability).

Section 6.3    Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.

(3)

Deposit of Consideration Shares. The Purchaser shall have complied with its obligations under Section 2.8 and deposited or caused to be deposited with the Depository in escrow in accordance with Section 2.8, the Consideration Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to the Plan of Arrangement and the Depository shall have confirmed to the Company the receipt of the same.

(4)

Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Purchaser Material Adverse Effect and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser to that effect (on the Purchaser’s behalf and without personal liability).

(5)

Resale Restrictions. The distribution of the Purchaser Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws in Canada and shall not be subject to resale restrictions under applicable Securities Laws in Canada (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

Section 6.4    Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds and any irrevocable direction for the issuance of the Purchaser Shares held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1    Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2    Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)

the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by Company Shareholders and not approved by the Company Shareholders as required by the Interim Order and the requirements of MI 61-101, as applicable;

(ii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser and/or its affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties], Section 6.3(1) [Purchaser Representations and Warranties], Section 6.2(2) [Company Performance of Covenants] or Section 6.3(2) [Purchaser Performance of Covenants], as applicable, not to be satisfied; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Board makes a Change in Recommendation or the Company or a Subsidiary of the Company enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Amount in accordance with Section 8.2(2);

(iii)	there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Purchaser is not in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, (A) the Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, the approval or recommendation of the Arrangement or the Arrangement Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation); or (B) the Board approves, recommends or authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) concerning a Superior Proposal or (C) the Company breaches Section 5.1(1) in any material respect;

(iii)	the condition set forth in Section 6.2(3) [Dissent Rights] is not being satisfied by the Outside Date; or

(iv)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3    Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Company Shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.9 and shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, and Section 8.2 through to and including Section 8.16, Section 4.6(5) and the provisions of the Confidentiality Agreement (in the case of the Confidentiality Agreement, pursuant to the terms set out therein) shall survive, and provided further that, subject to Section 8.4, nothing herein shall relieve any Party from any liability for any failure to consummate the transactions contemplated by this Agreement if required to pursuant to this Agreement and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Section 7.4    Assignment of Amended and Restated Credit Agreement

In the event that the Company or a Subsidiary of the Company enters into a Superior Proposal Agreement, then the Company shall have the right, but not the obligation, to cause the Purchaser to assign the Amended and Restated Credit Agreement to the Superior Proposal Agreement Counter-Party (the “Debt Assignment”), with the consent of the Superior Proposal Agreement Counter-Party, by written notice of the Company to the Purchaser, provided that, such Debt Assignment shall be conditional upon the payment in full by the Superior Proposal Agreement Counter-Party to the Purchaser of all amounts owing under the Amended and Restated Credit Agreement. In the event that the Company sends such written notice of assignment, then the Purchaser will cooperate with the Company and the Superior Proposal Agreement Counter-Party to promptly document and effect the assignment of the Amended and Restated Credit Agreement to the Superior Proposal Agreement Counter-Party on terms that are consistent with those in respect of which the Prior Credit Agreement was assigned to the Purchaser, mutatis mutandis.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1    Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time: (1) be amended in any way provided for in the Plan of Arrangement; or (2) be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2    Termination Amount

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees if a Company Termination Amount Event occurs, the Company shall pay to the Purchaser the Termination Amount in accordance with Section 8.2(2) as proceeds of disposition of the Purchaser’s rights under this Agreement.

For the purposes of this Agreement:

(a)	“Termination Amount” means $8,000,000;

(b)	“Company Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii)(A) or Section 7.2(1)(d)(ii)(B) [Change in Recommendation];

(ii)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(iii)

by (A) the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve], or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) the Purchaser pursuant to Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform Covenant] due to a wilful breach or fraud of the Company, if:

(A)

following the date hereof and prior to such termination, an Acquisition Proposal is made or publicly announced by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and

(B)

within twelve (12) months following the date of such termination, (i) an Acquisition Proposal is consummated by the Company or any of its Subsidiaries, or (ii) the Company or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); or

(iv)

by the Purchaser pursuant to Section 7.2(1)(d)(ii)(C) [Material Breach of Non-Solicit], if, within twelve (12) months following the date of such termination, (i) an Acquisition Proposal is consummated by the Company or any of its Subsidiaries, or (ii) the Company or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(2)

If a Company Termination Amount Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Amount shall be paid prior to or concurrently with the occurrence of such Company Termination Amount Event. If a Company Termination Amount Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii)(A) or (B) the Termination Amount shall be paid within two (2) Business Days following such Termination Amount Event. If a Company Termination Amount Event occurs in the circumstances set out in Section 8.2(1)(b)(iii) or Section 8.2(1)(b)(iv), the Termination Amount shall be paid upon the consummation of the Acquisition Proposal in respect of the Company referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Amount on more than one occasion.

Section 8.3    Expenses

If this Agreement is terminated by the Purchaser pursuant to (i) Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform Covenant] resulting from a breach of a covenant or (ii) Section 7.2(1)(d)(ii)(C) [Material Breach of Non-Solicit], then the Company will, within two Business Days of such termination, reimburse the Purchaser for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of $1,000,000 (“Expense Reimbursement”). The Company shall only be obligated to pay the Expense Reimbursement to the Purchaser once. No Expense Reimbursement pursuant to this Section 8.3 shall be payable by the Company to the Purchaser if the Company has paid the Termination Fee, and the Company shall only be required to pay the difference between the Termination Fee and the Expense Reimbursement if, after the Company has paid the Expense Reimbursement to the Purchaser, the Company becomes obligated to pay the Termination Fee.

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit the Company from paying the reasonable fees and disbursements (plus applicable Taxes, if any) of its legal, accounting and financial advisors which are incurred by the Company in connection with the transactions contemplated hereby.

Section 8.4    Acknowledgment

Each Party acknowledges that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the other Party would not enter into this Agreement, and that the amounts set out in Section 8.2 and Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 8.2 and Section 8.3 are paid to the Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by the Company, and the Purchaser accepts that such payments are the maximum aggregate amount that the Company shall be required to pay in lieu of any damages or any other payments or remedy which the Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that this limitation shall not apply in the event of a wilful breach by the Company of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in Section 8.2 and Section 8.3, as applicable).

Section 8.5    Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

to the Purchaser at:

SNDL Inc.

919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:         [Notice Information Redacted]

Email:               [Email Address Redacted]

with a copy to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300

Toronto, ON M5K 1E6

Attention:        Ranjeev Dhillon and Rami Chalabi

Email:             rdhillon@mccarthy.ca and rchalabi@mccarthy.ca

to the Company at:

The Valens Company Inc.

96 Spadina Ave, Suite 400

Toronto ON, M5V 2J6

Attention:         [Notice Information Redacted]

Email:               [Email Address Redacted]

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, OM M5L 1B9

Attention:        Donald Belovich

Email:             dbelovich@stikeman.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the Business Day following the date it was sent, (iii) if sent by facsimile, on the date of the confirmation of transmission by the originating facsimile, if such confirmation is made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (iv) if sent by electronic mail, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 8.5. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6    Time of the Essence

Time is of the essence in this Agreement.

Section 8.7    Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Section 8.8    Third Party Beneficiaries

(1)

Except as provided in Section 2.4(5) and Section 4.9 which, without limiting their terms, are intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 8.8 as the “Third Party Beneficiaries”) and except for the rights of the Affected Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Affected Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 2.4(5) and Section 4.9, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.9    Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10    Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11    Successors and Assigns

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect wholly-owned Subsidiaries provided that such assignment does not delay the consummation of the transactions contemplated by this Agreement, but no such assignment shall relieve the Purchaser of its obligations hereunder.

Section 8.12    Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13    Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14    Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15    No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.16    Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SNDL INC.

By:	(signed) “Zachary George”
Name: Zachary George Title: Chief Executive Officer

THE VALENS COMPANY INC.

By:	(signed) “Ashley McGrath”
Name: Ashley McGrath Title: Independent Director

SCHEDULE A

PLAN OF ARRANGEMENT

(See Attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise or there is something in the subject matter or context inconsistent therewith, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affected Securityholder” has the meaning specified in Section 7.3.

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of August 22, 2022 between the Company and the Purchaser as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and, where applicable, to the Schedules thereto and the Company Disclosure Letter.

“Arrangement Resolution” means the special resolution to approve this Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders, substantially in the form set out in Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of the Arrangement Agreement, which shall include this Plan of Arrangement and Final Order otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Company” means The Valens Company Inc., a corporation existing under the laws of Canada.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Incentive Award Plan” means the Company’s omnibus long term incentive plan adopted by the Board and effective as of May 11, 2020 and approved by the Shareholders on June 12, 2020.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Optionholder” means a holder of Company Options and/or Legacy Options.

“Company Options” means the outstanding stock options of the Company granted pursuant to the Company Incentive Award Plan entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Company Incentive Award Plan.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Warrant Indenture” means a warrant indenture under which any of the outstanding Company Warrants were issued.

“Company Warrantholder” means a holder of Company Warrants.

“Company Warrants” means the outstanding warrants to purchase Company Shares, which, for greater certainty, includes all outstanding broker warrants entitling the holder thereof to purchase Company Shares.

“Consideration” means, with respect to each Company Share, 0.3334 of a Purchaser Share issuable pursuant to this Plan of Arrangement.

“Court” means the Superior Court of Ontario (Commercial List), or other court as applicable.

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 6.1(a).

“Dissenting Holder” means any registered Company Shareholder who is entitled to and does duly and validly exercise its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.3334.

“Final Order” means the order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement pursuant to subsection 192(3) of the CBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Legacy Option” means the outstanding stock options of the Company granted pursuant to the Legacy Option Plan, entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Legacy Option Plan.

“Legacy Option Plan” means the Company’s former incentive plan authorized by the Board on May 18, 2017, and approved by the Shareholders on August 4, 2017 and again on October 5, 2018, as amended.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders in connection with the Arrangement in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Company Shares in order to receive the Consideration in accordance with this Plan of Arrangement.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Parties” means, collectively, the Company and the Purchaser and “Party” means either of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this Plan of Arrangement proposed under section 192 of the CBCA, and any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or Section 8.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means SNDL Inc., a corporation existing under the laws of Alberta.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Replacement Option” has the meaning specified in Section 3.1(b).

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

Section 1.2 Currency

All references to dollars, or to $, are expressed in Canadian currency except as otherwise indicated.

Section 1.3 Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

Section 1.4 Phrasing

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5 References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal, representatives, successors and permitted assigns.

Section 1.6 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.7 Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.8 Time References

References to time are to local time, Toronto, Ontario, unless otherwise specified.

Section 1.9 Time

Time is of the essence in this Plan of Arrangement in every matter or action contemplated hereunder.

ARTICLE 2

BINDING EFFECT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all Company Shareholders, including Dissenting Holders, Company Optionholders, Company Warrantholders, the registrar and transfer agent of the Company, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein. No portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Section 2.3 Filing of the Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed with the Director and issued, respectively, with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement become effective in the sequence provided herein with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth herein.

Section 2.4 The Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the Parties may agree in writing) without any further act or formality, except as otherwise provided herein.

ARTICLE 3

ARRANGEMENT

Section 3.1 Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur without any further authorization, act or formality in the following order:

(a)

at the Effective Time, all Company Shares held by Dissenting Holders shall be deemed to have been transferred (free and clear of all Liens) to the Company and cancelled in consideration for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for the amount determined under Section 6.1,

(i)

such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 6.1; and

(ii)

the name of each such Dissenting Holder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and

(b)

each Company Share held by a Company Shareholder (other than (i) a Dissenting Holder or (ii) the Purchaser or any of its Subsidiaries) shall, without any further action by or on behalf of a Company Shareholder, be transferred (free and clear of all Liens) to the Purchaser in consideration for the Consideration;

(c)

notwithstanding the terms of the Company Incentive Award Plan or the Legacy Option Plan and subject to Section 7.1(g), each Company Option and Legacy Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, shall be exchanged for an option (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Company Shares subject to such Company Option or Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Company Share otherwise purchasable pursuant to such Company Option or Legacy Option, as applicable, immediately prior to the Effective Time, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Company Option or Legacy Option, as applicable. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Company Option or Legacy Option, as applicable, so exchanged, and shall be governed by the terms of the Company Incentive Award Plan or the Legacy Option Plan, as applicable, as assumed by the Purchaser, and any document evidencing a Company Option or Legacy Option, as applicable, shall thereafter evidence and be deemed to evidence such Replacement Option;

Section 3.2 U.S. Tax Matters

(a)

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement together with the Arrangement Agreement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Arrangement Agreement, together with this Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment.

(b)

Neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, Purchaser Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law.

ARTICLE 4

ARRANGEMENT MECHANICS

Section 4.1 Transfer of Securities

With respect to the Company Shareholders (other than (i) Dissenting Holders or (ii) the Purchaser or any of its Subsidiaries) immediately before the Effective Time, upon and at the time of the transfer of Company Shares effected pursuant to Section 3.1(b):

(a)

each such Company Shareholder shall cease to be a Company Shareholder and to have any rights other than the right to receive the Consideration issuable to such Company Shareholder under this Plan of Arrangement, and the name of each such Company Shareholder shall be removed from the register of Company Shareholders maintained by or on behalf of Company;

(b)

the Purchaser shall become the transferee (free and clear of all Liens) of the Company Shares transferred to the Purchaser by each such Company Shareholder and shall be added to the register of Company Shareholders maintained by or on behalf of Company; and

(c)

the Purchaser shall cause to be issued, paid and delivered the aggregate Consideration issuable, payable and deliverable to each such Company Shareholder, and the name of each such Company Shareholder shall be added to the register of holders of Purchaser Shares maintained by or on behalf of Purchaser, as the case may be.

Section 4.2 No Fractional Purchaser Shares

In no event shall a Company Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Plan of Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Company Shareholder shall be rounded down to the next lesser whole number of Purchaser Shares. In calculating such fractional interests, all Company Shares registered in the name of a Company Shareholder or its nominee shall be aggregated.

ARTICLE 5

COMPANY WARRANTS

Section 5.1 Company Warrants

(a)

In accordance with the terms of each of the Company Warrants and the applicable Warrant Indenture, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate and the applicable Warrant Indenture, subject to any supplemental exercise documents issued by the Purchaser to holders of Company Warrants to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Upon the exercise of a Company Warrant following the Effective Time, the Purchaser shall deliver the Purchaser Shares needed to settle such exercise. Holders of Company Warrants will be advised that securities issuable upon the exercise of the Company Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may only be offered, sold or otherwise transferred pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

(b)	Upon any exercise of a Company Warrant following the Effective Time, the Purchaser shall deliver the applicable number of Purchaser Shares required to settle such exercise.

ARTICLE 6

RIGHTS OF DISSENT

Section 6.1 Rights of Dissent

(a)

Registered Company Shareholders may exercise dissent rights with respect to the Company Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 6.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Calgary time) five (5) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

(b)

Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 3.1(a), and if they:

(i)

ultimately are entitled to be paid fair value for such Company Shares: (A) they shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) will be entitled to be paid an amount equal to the fair value of such Company Shares by the Company (with Company funds and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser), which fair value shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, they shall: (A) be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-Dissenting Holder of Company Shares.

Section 6.2 Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such Dissent Rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Holders shall be deemed to be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the events described in Section 3.1(a) occurs. In addition to any other restrictions under section 190 of the CBCA, Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares) shall not be entitled to exercise Dissent Rights.

ARTICLE 7

PAYMENT AND CERTIFICATES

Section 7.1 Payment and Delivery of Purchaser Shares

(a)

Prior to the Effective Time, and prior to the filing of the Articles of Arrangement with the Director, the Purchaser shall deposit or cause to be deposited with the Depositary certificates representing, or other evidence regarding the issuance of, the aggregate Consideration that the Company Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Company Shareholder has exercised Dissent Rights).

(b)

Forthwith following the Effective Time, the Purchaser shall cause to be issued to each Company Shareholder the number of Purchaser Shares required by Section 3.1(b). The Depositary shall deliver the Consideration in respect of those Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b) which are held on a book-based basis, less any amounts withheld pursuant to Section 6.3, in accordance with normal industry practice for payments relating to securities held on a book-based only basis. With respect to Company Shares not held on a book-based only basis, upon the surrender to the Depositary of a certificate, letter or other instrument, as applicable which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Company Share represented by such surrendered certificate(s), letter(s) or other instrument(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to the applicable Company Shareholder as directed in the Letter of Transmittal, as soon as practicable and in accordance with Section 4.1(c), the Consideration that such Company Shareholder is entitled to receive under this Plan of Arrangement, in each case less any amounts withheld pursuant to Section 7.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 7.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares (other than Shares held by the Purchaser or any of its Subsidiaries) shall be deemed, immediately after the completion of the transactions contemplated in Section 4.1(c) to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in Section 4.1(c). Subject to any applicable Laws relating to unclaimed personal property, any such certificate, letter or other instrument, as applicable, formerly representing outstanding Company Shares that is not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Purchaser or the Company.

(d)

Any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or the Company or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Company Shareholder to receive the Consideration for any Company Shares pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(e)

No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the Consideration to which such Company Shareholder is entitled to receive in accordance with Section 3.1 and no such Company Shareholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate, letter or other instrument which, immediately prior to the Effective Date, represented outstanding Company Shares.

(f)

All dividends payable with respect to any Purchaser Shares allotted and issued pursuant to this Plan of Arrangement for which a certificate, letter or other instrument has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

(g)

Notwithstanding Section 3.1(b), if it is determined in good faith that the excess of the aggregate fair market value of the Purchaser Shares subject to a Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such Purchaser Shares pursuant to the Replacement Option (such excess referred to as the “In the Money Amount” of the Replacement Option) would otherwise exceed the excess of the aggregate fair market value of the Company Shares subject to the Company Option in exchange for which the Replacement Option was issued over the aggregate option exercise price for such Company Shares pursuant to the Company Option (such excess referred to as the “In the Money Amount” of the Company Options or the Legacy Options, as applicable), the provisions of Section 3.1(b) shall be modified, with effect from the Effective Time, so that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the Company Option in accordance with subsection 7(1.4) of the Tax Act but only to the extent necessary to eliminate such excess and in a manner that does not otherwise adversely affect the holder of the Replacement Option.

Section 7.2 Lost Certificates

In the event any certificate, letter or other instrument which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate, letter or other instrument to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, letter or other instrument, the Consideration which such holder is entitled to receive pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, net of amounts required to be withheld pursuant to Section 7.3, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, letter or other instrument, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to each of the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably) or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser, the Company and the Company (each acting reasonably) against any claim that may be made against the Purchaser, the Company or the Depositary with respect to the certificate, letter or other instrument alleged to have been lost, stolen or destroyed.

Section 7.3 Withholding Rights

The Company, the Purchaser, the Depositary and any other Person shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to a Company Shareholder, including a Dissenting Holder, a Company Optionholder or a Company Warrantholder (each an “Affected Securityholder”), under this Plan of Arrangement or the Arrangement Agreement such amounts as the Company, the Purchaser, the Depositary or such other Person is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Affected Securityholder, as applicable, in respect of which such deduction, withholding and remittance was made. Each of the Purchaser, the Company, the Depositary and any other Person that makes a payment or delivery to any Affected Securityholder hereunder shall be authorized to sell or otherwise dispose of such portion of the Purchaser Shares otherwise deliverable to such Affected Securityholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Affected Securityholder and remit any unapplied balance of the net proceeds of such sale to such Affected Securityholder.

Section 7.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 7.5 Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Legacy Options and Company Warrants issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, Company Optionholders, Company Warrantholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Legacy Options and Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 8

AMENDMENTS

Section 8.1 Amendments to Plan of Arrangement

In addition:

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Company Shareholders, Company Optionholder or Company Warrantholder.

ARTICLE 9

FURTHER ASSURANCES

Section 9.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 10

U.S. SECURITIES LAW EXEMPTIONS

Section 10.1 U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration to be issued in exchange for Company Shares and all Replacement Options to be issued in exchange for Company Options, whether in the United States, Canada or any other country, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and available exemptions under applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement and this Plan of Arrangement. In this regard, the implementation of this Plan of Arrangement shall be conditional upon the fulfillment, satisfaction or waiver of the conditions precedent set forth in the Arrangement Agreement, in each case in accordance with the terms thereof, including, without limitation, that (i) all necessary actions shall have been taken with respect to the Arrangement so that the issuance and distribution of the Consideration issued in exchange for Company Shares and the Replacement Options issued in exchange for Company Options pursuant to this Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, and (ii) the Final Order will, if granted, after the Court considers the substantive and procedural fairness of the Arrangement to the Company Shareholders and the Company Optionholders constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Consideration to be received by Company Shareholders in exchange for their Company Shares and the Replacement Options to be issued in exchange for Company Options pursuant to the Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, inter alios, the Valens Company Inc (the “Company”) and SDNL Inc. (“Sundial”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated [•], 2022 accompanying the notice of special meeting of the shareholders of the Company (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement made as of August 22, 2022 between the Company and Sundial (the “Arrangement Agreement”)), is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “[•]” to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all the transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular or in accordance with the Interim Order (as defined in the Arrangement Agreement)).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director in accordance with the Canada Business Corporations Act, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.

Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the Laws of Canada and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.	Corporate Authorization.

(i)

The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than: (A) approval by the Board of the Company Circular; (B) the Arrangement Resolution being approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Law; (C) filings with the Court in respect of the Arrangement; and (D) filing of the Articles of Arrangement with the Director.

(ii)

The Board has received the Fairness Opinion (true and complete copies of which, when executed and delivered in writing, will be delivered to the Purchaser by the Company), and as at the date of this Agreement, after receiving advice of outside legal and financial advisors, the Board has unanimously: (A) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company; (B) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (C) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The Company is not required to obtain any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity in connection with the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Arrangement other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) any actions or filings with the Securities Authorities, the Nasdaq or the TSX; (v) Authorization or other action by or in respect of, or filing with, or notification to, Governmental Entities; (vi) receipt of the Competition Act Approval; and (vii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.

Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents;

(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company; or

(iii)

except as disclosed in the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Material Contract or any material Authorization to the which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

with such exceptions, in the case of each of clauses (ii) and (iii) as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.	Capitalization.

(i)

The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited amount of preferred shares. As of the close of business on August 19, 2022, there were 80,621,300 Company Shares, and no preferred shares of the Company outstanding. All outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(ii)

The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding Company Options and the vesting dates of such Company Options. All of the Company Shares issuable upon the vesting and valid exercise of Company Options under the Company Incentive Award Plan, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)

The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding Legacy Options and the vesting dates of such Legacy Options. All of the Company Shares issuable upon the vesting and valid exercise of Legacy Options under the Legacy Option Plan, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iv)	The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding Company DSUs.

(v)

The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding Company RSUs and the vesting dates of such Company RSUs. All of the Company Shares issuable upon the vesting and settlement of rights under the Company Incentive Award Plan, including outstanding Company RSUs, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(vi)	There are currently no Company PSUs issued and outstanding and none will be issued at or before to the Effective Time.

(vii)

The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding equity awards issuable pursuant to employment agreements or consulting agreements and the vesting dates of such equity awards. All of the Company Shares issuable upon the vesting and settlement of equity awards under an employment agreement or consulting agreement, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(viii)

The Company Disclosure Letter contains a list, as of the close of business on August 19, 2022, of the number of outstanding Company Warrants and the expiry dates of such Company Warrants. All of the Company Shares issuable upon exercise of the Company Warrants, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(ix)

Except for outstanding rights governed by the (A) Company Incentive Award Plan (B) Legacy Option Plan and pursuant to the Company Warrants, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(x)	All outstanding securities of the Company have been issued in compliance with all Laws.

(xi)

There are no bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Company Shareholders on any matter.

(xii)

There are no issued, outstanding or authorized obligations on the part of the Company to repurchase, redeem or otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any securities of the Company.

(xiii)	All dividends or distributions on the voting or equity securities of the Company that have been declared or authorized have been paid in full.

7.	Subsidiaries.

(i)

The Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which Company owns or controls, directly or indirectly, any material equity or proprietary interest indicating: (A) the name and jurisdiction of incorporation, organization or formation of such Person, and (B) the percentage owned directly or indirectly by the Company.

(ii)

Each Subsidiary of the Company is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(iii)

The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries, in each case free and clear of any Liens (other than Permitted Liens). All such shares of capital stock or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be.

8.	Securities Law Matters.

(i)

The Company is a “reporting issuer” under applicable Securities Laws in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador (the “Company Reporting Jurisdictions”). The Company Shares are posted and listed for trading on the TSX and Nasdaq. The Company is not in default of any requirements of any Securities Laws or the rules and regulations of the TSX or the Nasdaq.

(ii)

As of the date of this Agreement, the Company has not taken any action to cease to be a reporting issuer in any of the Company Reporting Jurisdictions nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened.

(iii)

The Company has, in all material respects, filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since November 30, 2021. The documents comprising the Company Filings complied as filed in all material respects with applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Company, neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or the Nasdaq.

(iv)

The Company Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act. The Company is a “foreign private issuer” as that term is defined under Rule 405 and Rule 3b-4 promulgated under the U.S. Securities Act and U.S. Exchange Act, respectively. The Company is not required to register as an “investment company” under the U.S. Investment Company Act.

9.

Financial Statements. The Company’s audited consolidated financial statements for the year ended November 30, 2021 (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and the unaudited consolidated interim financial statements filed since that date (including any of the notes or schedules thereto and related management’s discussion and analysis included in the Company Filings (collectively, the “Company Financial Statements”)) were prepared in accordance with IFRS (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited financial statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements), and fairly present in all material respects the consolidated statement of income, comprehensive income, financial position and cash flows of the Company and its Subsidiaries as of their respective dates and for the respective periods covered by such financial statements, subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

10.

Books and Records. Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records have been maintained in all material respects in accordance with IFRS and fairly reflect, in all material respects in accordance with IFRS applied on a basis consistent with prior periods, the consolidated financial position of the Company and all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries on a consolidated basis.

11.

Disclosure Controls and Internal Control over Financial Reporting. Prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information, and (B) to the knowledge of the Company, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

12.

Absence of Certain Changes. Since November 30, 2021, other than the transactions contemplated in this Agreement or as disclosed in the Company Filings, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

13.

No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company for the years ended November 30, 2021 and 2020; (ii) incurred in the Ordinary Course since November 30, 2021; (iii) incurred in connection with the transactions contemplated in this Agreement; and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

14.	Compliance with Laws.

(i)

The Company and each of its Subsidiaries is and has been in material compliance with all applicable Laws (including all Cannabis Laws) and including the U.S. Farm Bill and the U.S. Controlled Substances Act, 21 U.S.C. § 801, et. seq., specifically as interpreted by the U.S. Drug Enforcement Administration in information bulletins, letters, and sub-regulatory guidance and certain United States courts, except where violation of the Farm Bill or U.S. Controlled Substances Act individually or in the aggregate would be expected to have a Company Material Adverse Effect and, to the knowledge of the Company, none of the Company or the Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)

None of the Company or its Subsidiaries have received any written notices or other written correspondence from any Governmental Entity (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws), except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Company Material Adverse Effect or significantly impact the ability of the Company to consummate the Arrangement. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Other than the Green Roads Operations, neither the Company nor its Subsidiaries have engaged in the production, cultivation, manufacture, marketing, storage, handling, transportation, distribution or sale of cannabis (defined as “marihuana” in Section 802 of Controlled Substances Act, 21 U.S.C. §801, et seq. (the “CSA”)) or any products derived from or intended to be used in connection with cannabis or services intended to relate to cannabis in the United States of America or any other jurisdictions to the extent such activities remain prohibited under applicable Law (which, for greater certainty, will include the United States of America for so long as the production, cultivation, advertisement, marketing, promotion, sale or distribution of Cannabis or related products remains prohibited by federal Laws and irrespective of whether such activities are permitted under the Laws of certain states).

(iv)

Other than the Green Roads Operations, neither the Company nor any of its Subsidiaries, directly or indirectly, through any arrangement, agreement or understanding, is or has been engaged in: (i) the production, cultivation, manufacture, marketing, storage, handling, transportation, distribution or sale of cannabis or cannabis-related products in the United States in violation of the CSA; (ii) providing cannabis-related services or products to any Person in the United States in violation of the CSA.

(v)

Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Company or its Subsidiaries (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(vi)

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

15.	Cannabis Matters.

(i)

The Company and its Subsidiaries are, and at all times have been, in compliance, in all respects, with all Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, distribution, storage, import, export, sale or disposal of any product manufactured, distributed or sold by the Company and its Subsidiaries, including the Cannabis Laws.

(ii)

Neither the Company, nor any Subsidiary, nor, to the knowledge of the Company, any entity in which it has an interest, has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any Governmental Entity alleging or asserting any material non-compliance with (i) any Cannabis Laws; or (ii) any Cannabis Licence.

(iii)

The Company and its Subsidiaries are, and at all times have been, in compliance in all material respects with the terms and conditions of all Cannabis Licences and all other material Authorizations required in connection with their respective businesses. The Company does not anticipate any variations or difficulties in continuing, obtaining, maintaining or renewing such Cannabis Licences or any other material Authorizations after the transactions contemplated by the Arrangement.

(iv)

The Company and its Subsidiaries have filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Cannabis Law or Cannabis Licence and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(v)

Neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Governmental Entity (including Health Canada) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by any of them.

(vi)

Each of the Company’s and its Subsidiaries’ sites used for the cultivation and processing of cannabis and cannabis products complies in all respects with the requirements of the Cannabis Licences and other applicable Law.

(vii)

All product research and development activities, quality assurance, quality control, testing and research and analysis activities conducted by the Company and each Subsidiary in connection with their business are and have been conducted in accordance with prudent industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s and its subsidiaries’ current and proposed business, including its own standard operating procedures, and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects.

(viii)

Each Security Clearance Eligible Individual employed by or associated with the Company and the Subsidiaries that is required to hold a Security Clearance in order to maintain the Canadian Cannabis Licences holds, or has applied for, such Security Clearance and the Company and each subsidiary is not aware of any circumstance that would affect such Security Clearances.

(ix)

To the knowledge of the Company, each entity in respect of which the Company or any Subsidiary has an investment, is, and at all times has been, in compliance, in all material respects, with applicable Cannabis Laws, the U.S. Farm Bill, U.S. Controlled Substances Act, (21 U.S.C. § 801, et. seq), Food Drug & Cosmetic Act (21 U.S.C. ch. 9 § 301 et seq.) and the Federal Trade Commission Act (15 U.S.C. §§ 41-58).

(x)	The Company is not, nor is any affiliate thereof, engaged in any activities related to cannabis in any jurisdiction other than Canada, Australia and the United States.

16.

U.S. CBD Matters. The Company and its Subsidiaries are, and at all times have been, in compliance, in all material respects, with the U.S. Farm Bill, U.S. Controlled Substances Act, (21 U.S.C. § 801, et. seq), Food Drug & Cosmetic Act (21 U.S.C. ch. 9 § 301 et seq.) and the Federal Trade Commission Act (15 U.S.C. §§ 41-58), including any regulations promulgated thereunder, as well any applicable CBD Laws in the U.S. states or territories in which the Company and its Subsidiaries engage in the production, manufacture, marketing, storage, handling, transportation, distribution or sale of CBD products.

17.

Licences. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Authorizations which are necessary for Company and its Subsidiaries to own its assets or conduct its business as presently owned or conducted have (as applicable) been obtained and are in full force and effect in accordance with their terms, (ii) the Company and its Subsidiaries have performed the obligations required to be performed by it to date under all such Authorizations, (iii) the Company and its Subsidiaries are not in breach of or default under any such Authorizations, (iv) the Company and its Subsidiaries have not received written, or to the knowledge of Company, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Company, threatened, which would reasonably be expected to result in the revocation of such Authorizations.

18.

Litigation. As of the date of this Agreement, there are no Governmental Actions or Proceedings pending, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or affecting any of their respective properties or assets that, if determined adverse to the interests of the Company or its Subsidiaries, (i) would have, or be reasonably expected to have a Company Material Adverse Effect; or (ii) would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement. There is no Award outstanding against or binding on the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

19.	Taxes.

(i)

All material Tax Returns required under Law to be filed with any Governmental Entity by, or on behalf of, the Company and any of its Subsidiaries have been filed in the prescribed manner when due in accordance with all Laws (taking into account any applicable extensions). All such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(ii)

Except as disclosed in the Company Disclosure Letter, the Company and each of its Subsidiaries, in all material respects, has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with IFRS an adequate provisions for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on its financial statements.. The provisions for Taxes reflected in the Books and Records are sufficient to cover all liabilities for Taxes that have been assessed against the Company, whether or not disputed, or that are accruing due by the Company during the periods covered by the Books and Records and all prior periods.

Since the date of such Books and Records except in the Ordinary Course, the Company and each of its Subsidiaries has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event which would reasonably result in any liability, whether actual or contingent, for Taxes, other than in respect of Taxes that have been paid by the Company or provided for in the Books and Records of the Company to date.

(iii)

Except as disclosed in the Company Disclosure Letter, there are no material Governmental Actions or Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Tax. Without limiting the generality of the foregoing, there are no reassessments of Taxes that have been issued and are outstanding, no Governmental Entity has challenged, disputed or questioned the Company or any of its Subsidiaries in respect of Taxes or any Tax Returns, the Company is not negotiating any draft assessment or reassessment with any Governmental Entity in respect of Taxes, the Company is not aware of any contingent liabilities of the Company or any of its Subsidiaries for Taxes or any grounds for an assessment or reassessment, the Company or any of its Subsidiaries has not received any written notification from any Governmental Entity that an audit, investigation, review or other examination of any Tax Return (or any other examination, claim, adjustment or other action relating to any Taxes) that is presently in progress, pending or threatened and that has not been resolved in full, and assessments under the Tax Act and all applicable provincial income tax legislation have been made with respect to the Company or any of its Subsidiaries covering all past periods before the date hereof.

(iv)

Neither the Company nor any of its Subsidiaries has requested, offered to enter into or entered into any agreements or other arrangements, or executed any waiver or election extending the statutory period of limitations applicable to, or providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) to file any election relating to Taxes for which it is or may be liable; (iii) it is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which it is or may be liable, in each case, which extension will remain in effect after the Effective Time.

(v)

No claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax by that jurisdiction and neither of the Company nor any of its Subsidiaries carries on business, has a permanent establishment or other fixed place of business or is resident for Tax purposes in a jurisdiction in which it does not file a Tax Return in respect of income.

(vi)	There are no Liens for unpaid Taxes upon any of the assets of the Company or any of its Subsidiaries (other than statutory Liens for Taxes not yet due and payable).

(vii)

Neither the Company nor any of its Subsidiaries has made, prepared and/or filed any elections, designations, reserves or similar filings related to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require an amount be included in the income of the Company and any of its Subsidiaries for any period ending after the Effective Date.

(viii)

There are no facts, circumstances or events that exist or have existed which have resulted or will result in the application of any debt forgiveness, debt parking or property seizure provisions under any Law relating to Taxes to the Company or any of its Subsidiaries, including for greater certainty, under sections 79, to 80.4 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(ix)

Neither the Company nor any of its Subsidiaries has entered into any agreement with, or provided any undertaking to, any Person, by reason of which the Company and any of its Subsidiaries has assumed liability for the payment of Taxes owing by another Person, and neither the Company nor any of its Subsidiaries is or may be liable for another Person’s Taxes, including under sections 159 or 160 of the Tax Act and similar provisions of any other applicable Law (including any tax sharing, tax allocation or tax indemnification agreement).

(x)

The Company and each of its Subsidiaries has properly and timely withheld and deducted from each payment made to any of its present or former employees, officers and directors, and to all other Persons, including Persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law to be withheld and deducted and will continue to do so until the Effective Date and has properly and timely remitted such Taxes and other amounts within the prescribed periods to the appropriate Governmental Entity. The Company and each of its Subsidiaries has remitted all Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper Governmental Entity within the time required by applicable law. The Company and each of its Subsidiaries has charged, collected and remitted on a timely basis all Taxes, including without limitation on any sale, supply or delivery whatsoever, made by it.

(xi)

The Company and each of its Subsidiaries is registered under the ETA and, where applicable, under any similar provincial or other jurisdiction’s value-added, sales tax or harmonized tax, (collectively, “GST/HST”) is duly registered under such applicable law. All input tax credits claimed by the Company and each of its Subsidiaries for GST/HST purposes were calculated in accordance with the applicable law. The Company and each of its Subsidiaries has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales tax of harmonized tax legislation.

(xii)

The Company and each of its Subsidiaries has complied in all material respects with section 247 of the Tax Act, including the contemporaneous documentation and disclosure requirements thereunder. The value of the consideration paid or received by the Company for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Company and each of its Subsidiaries was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(xiii)

Neither the Company nor its Subsidiaries has made any payment, nor is it obligated to make any payment, and it is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of section 78 of the Tax Act or any analogous provincial or similar provision under other applicable Law or may result in an income inclusion under section 78 of the Tax Act in a taxable period commencing on or after the Effective Date.

(xiv)	There are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Company and each of its Subsidiaries.

(xv)

The Company Disclosure Letter sets forth a true, complete, up-to-date and accurate list of all subsidies, government assistance and Tax refunds claimed or received by the Company and each of its Subsidiaries, including, for greater certainty, under section 125.7 and subsection 153(1.02) of the Tax Act, and all subsidies, government assistance and Tax refunds claimed or received were claimed and received in accordance with applicable Law.

20.	Employees.

(i)

The Company and its Subsidiaries are in compliance with all terms and conditions of employment and all Laws respecting employment, including employment standards (e.g. wages, hours of work, overtime, and vacation), human rights, workers’ compensation, Taxes, privacy, pay equity, accessibility, and occupational health and safety, as well as all Laws related to the classification of independent contractors engaged to perform services for the Company or its Subsidiaries.

(ii)

All amounts due or accrued due for all salary, wages, bonuses, commissions, overtime and vacation pay, have either been paid or are accurately reflected in the Books and Records of the Company and its Subsidiaries.

(iii)

The Company Disclosure Letter sets forth a true and complete list of (i) the names of all Company Employees; (ii) their position or title; (iii) status (i.e., full time, part time, seasonal, co-op student); (iv) their total annual remuneration, including, with respect to the Company and its Subsidiaries located in Canada, a breakdown of salary or wage rate and bonus or other incentive compensation); recognized start date (including any prior employment with the Company or its Subsidiaries that would affect calculation of years of service for any purpose); and (vi) whether any Company Employees are on any approved or statutory leave of absence, and, if so, the reason for such absence and the expected date of return, if known.

(iv)

The Company Disclosure Letter sets forth a true and complete list of all actual, pending, or threatened claims, complaints, investigations or orders under any Laws relating to the Company Employees or consultants of the Company or its Subsidiaries against the Company or any of is Subsidiaries by or before any Governmental Entity as of the date hereof and, except as disclosed in the Company Disclosure Letter, as of the date hereof, no such claims, complaints, investigations or orders would reasonably be expected to have a Company Material Adverse Effect.

(v)

Except as disclosed in the Company Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees or consultants of the Company or its Subsidiaries providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement, including a change of control of the Company or of any of its Subsidiaries.

(vi)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and none of the Company or any Subsidiary has been reassessed under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may adversely affect the Company and its Subsidiaries’ experience rating, premiums or costs.

(vii)

There are no pending, and in the past three (3) years, the Company has not been made aware of any allegations against any current or former Company Employees, consultants or other service provider of the Company or any of its Subsidiaries, and, to the Company’s knowledge, no current or former Company Employee, consultant or other service provider of the Company or any of its Subsidiaries has engaged in, harassment, sexual harassment, discrimination or retaliation, or breach of any policy of the Company relating to the foregoing, nor is any such allegation pending or, to the Company’s knowledge, threatened or has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any proceeding against or involving the Company, any of its Subsidiaries and, to the Company’s knowledge, none which would have a Company Material Adverse Effect is reasonably anticipated.

21.	Employee Plans.

(i)	The Company Disclosure Letter sets forth each Employee Plan.

(ii)

The Company has delivered or otherwise made available to the Purchaser complete and up-to-date copies of each Employee Plan, or written descriptions of the material terms thereof if unwritten, including the following documentation, as applicable: (A) the most recent plan documents (as amended) and current employee booklets for the Employee Plans, (B) the current funding agreements, trust agreements, insurance policies, investment management agreements, subscription and participation agreements, benefit administration agreements, financial administration agreements, record keeping, and other service provider agreements; (C) the most recent annual information report and accompanying schedule(s) filed with a Governmental Entity; (D) the current summary plan description and any modifications thereto; (E) the most recent annual financial, accounting and actuarial statements (including, without limitation, the Form 5500 Series and all schedules and financial statements thereto, if any, required under ERISA or the Code); (F) material, non-routine correspondence between the Company or any of its Subsidiaries and/or ERISA Affiliates and all Governmental Entities for the previous three (3) years; (G) the most recent determination, opinion, notification or advisory letters issued by the Internal Revenue Service with respect to each Employee Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code; and (H) all pending applications for rulings, determinations, opinions, no action letters and similar or related matters filed with any Governmental Entities.

(iii)

Each Employee Plan is, and has been, established, registered, qualified, funded, invested, and administered, in all material respects, in accordance with all Laws (including, without limitation, ERISA and the U.S. Tax Code, as applicable), and in accordance with their terms. To the knowledge of the Company, no fact or circumstance exists which could reasonably be expected to adversely affect the registered status of any such Employee Plan. Each Employee Plan that is intended to qualify for Tax-preferred or Tax-exempt treatment has been duly registered in accordance with all Laws where so required, and, to the knowledge of the Company, no event has occurred with respect to any such Employee Plan that could reasonably be expected to result in the revocation of the Tax registration of such Employee Plan.

(iv)

Except as disclosed in the Company Disclosure Letter, all contributions, benefits, intercompany charges, premiums and Taxes required to be deducted, withheld, remitted, made or paid by the Company or its Subsidiaries and/or ERISA Affiliates in respect of each Employee Plan, have been deducted withheld, remitted, made or paid when or before coming due in accordance with Laws, the terms of the applicable Employee Plan, and all understandings between the Company or its Subsidiaries and/or ERISA Affiliates, on the one hand, and current or former Company Employees and directors of the Company or any of its Subsidiaries and/or ERISA Affiliates, on the other hand. All of the Employee Plans are fully funded in accordance with their terms and all Laws. All benefits accrued under any Employee Plan that are not required to be funded by the terms of such plan or any Law have been paid, accrued or are otherwise adequately reserved to the extent required by, and in accordance with, IFRS or other generally accepted accounting principles. The level of insurance reserves under any self-insured Employee Plan is reasonable and sufficient to provide for all incurred but not yet reported losses, damages, liabilities, costs, fines, penalties, fees or expenses. The costs of funding the Employee Plans are, in all material respects, reflected in the Company’s Books and Records and financial statements.

(v)

No Employee Plan is subject to any actual or pending Governmental Action or Proceeding (other than routine claims for benefits), and, to the knowledge of the Company, there exists no state of facts which could reasonably be expected to give rise to any such Governmental Action or Proceeding.

(vi)

Except as disclosed in the Company Disclosure Letter or as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement, whether individually or together with any other event (including termination of employment), will not (A) result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries, (B) increase the compensation or benefits otherwise payable to any current or former Company Employee or any director of the Company or any of its Subsidiaries, or increase the funding obligations of the Company with respect to any Employee Plan, or (C) result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Employee Plan. Neither the Company nor any of its Subsidiaries has made any outstanding promise, commitment, or announcement, whether verbally or in writing, to (A) terminate, amend, or materially alter the amount or frequency of contribution, payment or funding requirements in respect of any Employee Plan, or (B) establish or adopt a material Employee Plan.

(vii)

Except as disclosed in the Company Disclosure Letter, none of the Employee Plans: provide post-employment or post-retirement medical, life or disability insurance benefits to any current or former Company Employee or director of the Company or any of its Subsidiaries and/or ERISA Affiliates (or the spouse, dependents, beneficiaries, or survivors of such Persons), except for any such Employee Plan that provides such coverage solely as is required by COBRA, any comparable state statute requiring continuing health care coverage, or applicable Canadian employment standards legislation.

(viii)

None of the Employee Plans: (A) is subject to federal or provincial pension standards legislation in Canada, (B) is a “retirement compensation arrangement”, as defined in Subsection 248(1) of the Tax Act, (C) is subject to Title IV of ERISA or Section 412 of the U.S. Tax Code and the Company and its ERISA Affiliates have no other liability under Title IV of ERISA, (D) is a “Multiemployer Plan” and no employer other than the Company or an ERISA Affiliate is permitted to participate or participates in any Employee Plan, or (E) is intended to be, has been drafted to be or has ever been alleged by a Governmental Entity to be a “salary deferral arrangement” within the meaning of Subsection 248(1) of the Tax Act.

(ix)

The Company has not established or contributed to, is required to contribute to or has or could have any liability with respect to any “voluntary employee beneficiary association” within the meaning of Section 501(c)(9) of the U.S. Tax Code, “welfare benefit fund” within the meaning of Section 419 of the U.S. Tax Code, “qualified asset account” within the meaning of Section 419A of the U.S. Tax Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(x)

The Company is not required to pay, gross us, or otherwise indemnify any employee or contractor for any taxes, including potential taxes imposed under Section 409A or Section 4999 of the U.S. Tax Code.

(xi)

All data necessary to administer each Employee Plan is in the possession of the Company or an agent and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Laws and such data is complete and, to the knowledge of the Company, correct.

(xii)

The Company has not received notification from the U.S. Internal Revenue Service, via Letter 226-J or otherwise, that it is subject to material employer shared responsibility payments under Section 4980H of the U.S. Tax Code, and to the knowledge of the Company, no such notification is reasonably anticipated to be received.

22.	Collective Agreements.

(i)

There are no collective bargaining agreement or union agreement applicable as at the date of this Agreement to the Company or any of its Subsidiaries nor is there any related letters or memoranda of understanding applicable to the Company or any of its Subsidiaries as at the date of this Agreement which impose obligations upon the Company or any of its Subsidiaries.

(ii)

No collective bargaining agreements or union agreements are currently being negotiated in respect of Company Employees or, to the knowledge of the Company, consultants of the Company or any of its Subsidiaries.

(iii)

To the knowledge of the Company, there are no actual, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent involving any Company Employees or consultants of the Company or any of its Subsidiaries. There is no actual, pending or threatened, strike, work slowdown or stoppage, picketing, lock-out, hand-billing, boycott, or similar labour related disputes involving or pertaining to the Company or any of its Subsidiaries and, to the Company’s knowledge, no such event has occurred in the past three (3) years.

(iv)

No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company Employees or consultants of the Company or any of its Subsidiaries by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Employees or consultants of the Company or any of its Subsidiaries, including applying to have the Company or any of its Subsidiaries declared a common, related or successor employer pursuant to applicable labour relations legislation.

(v)	There is no actual, pending or, to the Company’s knowledge, threatened unfair labour practice complaint, grievance or arbitration proceeding against the Company or any of its Subsidiaries.

(vi)

There are no outstanding labour board or tribunal proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any Company Employees or any consultants of the Company or any of its Subsidiaries.

23.	Environmental Matters.

(i)	The Company and each of its Subsidiaries are and have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws.

(ii)

None of the Company or its Subsidiaries have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that the Company or any of its Subsidiaries carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

To the knowledge of the Company, there are no Hazardous Substances, or other conditions that would reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law, located on, at, in, under or migrating from any of the Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company or any of its Subsidiaries.

(iv)

To the knowledge of the Company, there are no above-ground or underground storage tanks, pits, lagoons, waste disposal sites, or assets containing asbestos or polychlorinated biphenyls located on any of the Leased Properties.

(v)	There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries arising out of any Environmental Laws.

24.	Real Property.

(i)

The Company or its applicable Subsidiary has good, valid and marketable title in fee simple to all Owned Real Property, free and clear of all encumbrances other than Permitted Liens. The Company Disclosure Letter lists all of the Owned Real Property owned by the Company or its Subsidiaries.

(ii)

There do not exist any actual, pending, or, to the knowledge of the Company, threatened condemnation, expropriation or imminent domain proceedings that affect any Owned Real Property and neither the Company nor any of its Subsidiaries has received any written notice of any intention of any Governmental Entity other Person to take or use any Real Property.

(iii)

To the knowledge of the Company, none of the operations conducted by Company or its applicable Subsidiaries at or improvements on the Owned Real Property encroach on any adjacent real property or an area subject to any easement held by any other Person, nor do the operations or improvements of any other Person encroach on the Owned Real Property. Neither the Company nor any of its Subsidiaries has received any written notice that they have breached in any material respect the terms of any easement, and neither the Company nor any of its Subsidiaries have received any written notice: (i) alleging encroachment or disputing the location of any boundary line of the Owned Real Property; or (ii) from the holder of any easement alleging any encroachment or any other breach of the terms of the easement.

(iv)

To the knowledge of the Company, (A) the improvements located on or annexed to the Real Property and used or occupied by Company or its Subsidiaries are in good order and repair, subject to reasonable wear and tear, and are in good and safe condition free from material defects; and (B) all electrical, plumbing, heating and air-conditioning and exterior drainage systems and equipment, in or on the Real Property are in good condition and working order, subject to reasonable wear and tear and having regard to the age of the same.

(v)

The Company and its Subsidiaries have not received written notice alleging that any of the Owned Real Property or the current use thereof by Company or its Subsidiaries does not comply in any material respect with all applicable Laws, including subdivision, municipal, zoning or building codes or ordinances, or applicable restrictive covenants, without reliance on any “grandfather” exception.

(vi)

The Company has made available to the Purchaser copies of all leases, subleases, licenses to occupy, and agreements in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of the Leased Properties (the “Leases”, each a “Lease”), whether as lessor or lessee. Except as set forth in material made available to the Purchaser, neither the Company nor its Subsidiaries are the lessor of or lessee of, nor have they agreed to acquire or lease, any real property or Appurtenances or any interest in, any real property or Appurtenances other than the Leased Properties. Other than the Real Properties, no other real property is used in connection with the conduct of Company’s business currently being conducted.

(vii)

The Company is not a party to, and has not agreed to enter into, any lease, sublease, license to occupy, agreement to lease, agreement to sublease or agreement in the nature of a lease in respect of any real property or Appurtenances, whether as lessor or lessee, other than the Leases. Each Lease is in full force and effect and unamended except as otherwise disclosed. Each Lease is in good standing; neither the Company nor, to the knowledge of the Company, any other party thereto is in default of or breach of any covenant, condition or obligation contained therein. There is no material dispute between the Company and any other party under any Lease. No amount is payable after Closing as a commission or finder’s fee under an agreement to which the Company is a party in respect of any of the Leases or any renewal or extension or exercise of any option or right pursuant to any of the Leases. In respect of those Leases where the Company is a sub-landlord, the Company confirms that there are no tenant allowances due and payable as of the date hereof.

(viii)

Except as described in the Company Disclosure Letter, and except where the Company or its Subsidiaries sublease the Leased Property to another party, the Company or its Subsidiaries, as applicable, occupy the Leased Property and has the exclusive right to possess, use and occupy the Leased Property during the term of the applicable Lease.

(ix)

The Company has adequate rights of ingress and egress for the operation of the business in the Ordinary Course and, to the knowledge of the Company, no facts or conditions which would result in the termination of the current access from the Real Property to any currently existing public roads adjoining or situated on the Real Property. Without limiting the generality of the foregoing:

(A)

all accounts for work and services performed and materials supplied, placed or furnished on or in respect of any Real Property at the request of the Company and for which the Company is liable have been fully paid and satisfied, and no Person is entitled to claim a lien or privilege under applicable Law against the Real Property or any part thereof in respect of any such work or services performed or materials supplied, placed or furnished on or in respect of any Real Property at the request of the Company and for which the Company is liable, other than current accounts in respect of which the payment due date has not yet passed;

(B)

there is nothing owing in respect of the Real Property by the Company to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed; and

(C)

any arrangements or agreements by which the Company subleases, licenses, or otherwise grants access or occupancy of any portion of the Real Property to a third party who is not the landlord thereof together with all necessary approvals (if any) in respect thereof have, to the extent the same are not registered on title to the applicable Real Property, been made available to the Purchaser.

(x)

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company (or its applicable Subsidiary) has a valid and subsisting leasehold interest in the Leased Properties, subject to the terms and conditions of the applicable Lease, (B) each Lease is valid, legally binding, enforceable and in full force and effect (subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction), (C) none of the Company or any of its Subsidiaries is in breach of, or default under, such Lease and no event has occurred which, with notice, lapse of time, or both, would constitute a breach or default by the Company or any of its Subsidiaries or permit termination, modification, or acceleration by any counterparty to such Lease, and (D) to the knowledge of the Company, no third party has repudiated or has the right to terminate or repudiate any such Lease (except for termination rights specifically set out in such Leases and except for the normal exercise of remedies in connection with a default under the Lease) or any provision thereunder.

(xi)

To the knowledge of the Company, the Real Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the Ordinary Course operations of the Company’s and its Subsidiaries facilities.

(xii)

To the knowledge of the Company, the Company has not received written notice from any Governmental Entity of any scheduled and material road construction project within the immediate vicinity of any Real Property which would reasonably be expected to materially and adversely affect access or traffic flow to such Real Property, including, but not limited to, road construction projections on roadways adjacent to such Real Property or any main highway, tollway or other roadway artery in the immediate vicinity of such Real Property.

25.

Personal Property. The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

26.	Intellectual Property and Information Technology.

(i)	The Company Disclosure Letter sets forth a true, complete and accurate list of all registered or applied-for Owned Intellectual Property (the “Registered Intellectual Property”).

(ii)

The Company or one of its Subsidiaries owns sole and exclusive right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, other than Permitted Liens. The Registered Intellectual Property (with the exception of any pending applications) is valid, subsisting, and enforceable. The Company and its Subsidiaries have not taken or failed to take any action which would prejudice the obtaining of registration for any Owned Intellectual Property for which the Company has made a decision to seek registration or the enforcement of any registrations included in the Registered Intellectual Property.

(iii)

In the past 3 years, the Company and its Subsidiaries have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or exclusively licensed or agreed to exclusively license rights to, any material Owned Intellectual Property to any Person.

(iv)

Except for non-exclusive licenses granted to third parties in the ordinary course of business, none of the Company or its Subsidiaries has granted nor is required to grant any license, assignment, Lien, consent, or undertaking in respect of the Owned Intellectual Property, nor has the Company agreed to any restriction on use of the Owned Intellectual Property or entered into any settlement agreement or co-existence agreement in respect of the Owned Intellectual Property. The Company and its Subsidiaries have not licensed the Owned Intellectual Property exclusively to any Person.

(v)

The Company and its Subsidiaries, as applicable, have sole and exclusive right to bring proceedings for infringement, misappropriation, dilution, violation or unauthorized used of the Owned Intellectual Property without any obligation to obtain consent, joinder or to provide an accounting to any third party. Except as disclosed in the Company Disclosure Letter, no interferences, re-examinations, oppositions, cancellation proceedings, inter partes reviews, covered business method reviews, post-grant reviews, pre-issue submission, derivation proceedings or other proceedings pertaining to the Registered Owned Intellectual Property are pending or, to the knowledge of Company, threatened. Neither the Company nor any of its Subsidiaries is in material breach of or material default under any Contract relating to the Owned Intellectual Property or Licensed Intellectual Property and, to the knowledge of Company, no third party is in material breach or default under such Contacts.

(vi)

None of the Company, its Subsidiaries or the conduct of the businesses of the Company and its Subsidiaries as presently conducted, including use of the Owned Intellectual Property on its own or in combination with any Licensed Intellectual Property, infringes upon, misappropriates, or violates the Intellectual Property Rights of any Person, and no proceeding is pending or, to the knowledge of the Company, threatened (i) alleging that the Company and its Subsidiaries or the conduct of the businesses of the Company and its Subsidiaries as previously conducted or presently conducted, including use of the Owned Intellectual Property on its own or in combination with any Licensed Intellectual Property, infringes upon, misappropriates, dilutes or otherwise violates the Intellectual Property Rights of any Person.

(vii)	To the knowledge of the Company, no Person is currently engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates any Owned Intellectual Property.

(viii)

Neither the execution and delivery of this Agreement, nor the performance by the Company of any actions contemplated by this Agreement, will cause the termination of any Contract for Licensed Intellectual Property, or impair or restrict the rights of the Company or its relevant Subsidiaries to use, possess, sell, transfer, license, or exercise any rights in the Owned Intellectual Property.

(ix)

The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all material confidential Owned Intellectual Property. There has been no unauthorized disclosure of any material confidential Owned Intellectual Property.

(x)

None of the Corporation or any of its Subsidiaries has received any funding from governments, universities, colleges, other educational institution or research centers for research and development projects that grants rights in the Owned Intellectual Property to the funding entity or that imposes any restrictions that are still in effect in respect of an assignment, license or any other disposition or grant of interest in the Owned Intellectual Property.

(xi)

All employees or contractors involved in the creation of material Owned Intellectual Property have assigned in writing or by operation of the Law to the Company or one of its Subsidiaries all right, title and interest in and to the applicable material Owned Intellectual Property, and have waived in writing their moral rights in and to the applicable material Owned Intellectual Property.

(xii)

The Owned Intellectual Property and the Licensed Intellectual Property constitutes all of the Intellectual Property used in or required for the operation of the businesses of the Company and its Subsidiaries as currently conducted.

(xiii)

The Company IT Systems are reasonably sufficient for the immediate needs of the business of the Company and its Subsidiaries, as currently conducted. The Company IT Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all software, platforms and systems, in each of the foregoing cases, as necessary for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted.

(xiv)

The Company and its Subsidiaries have implemented commercially reasonable administrative, physical and technical safeguards (but in no event less than what is required by applicable Law (including, for certainty, Privacy Laws) or under any Material Contract) to: (A) protect the Company IT Systems and the confidentiality, integrity and security of Personal Information against unauthorized access, use, modification, disclosure or other misuse by any Person; (B) defend Company IT Systems against denial of service attacks, distributed denial of service attacks, hacking attempts, security threats, ransomware incidents, and like attacks and activities by any other Person; and (C) ensure the continued, uninterrupted, and error-free operation of Company IT Systems.

(xv)

To the knowledge of the Company, the Company IT Systems have had no material errors or defects that have not been materially remedied. To the knowledge of the Company, the Company IT Systems contain no device or code designed to, in any manner: (A) disrupt, disable, harm distort or otherwise impede or impair the legitimate, normal and authorized operation of or provide unauthorized access to such Company IT Systems (including what are sometimes referred to as “viruses”, “malware”, “spyware”, “ransomware”, “worms”, “time bombs,” “back doors” or “advanced persistent threats”); or (B) damage, destroy, or prevent the access to or use of any data or file without the user’s consent, in each of the foregoing cases, that has not been removed or fully remedied. The Company and its Subsidiaries have not experienced within the past three years: (1) any material disruption to, or material interruption in, the conduct of the business of the Company or its Subsidiaries attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or Company IT Systems; or (2) to the knowledge of the Company, any other unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction, or other adverse event affecting any Company IT Systems.

27.	Privacy.

(i)

The Company and its Subsidiaries have privacy policies regarding the collection, use and disclosure of personal information in connection with the operation of their respective businesses and are, and in the past three years have been, in material compliance with such privacy policies. True and complete copies of all privacy policies that have been used by the Company and its Subsidiaries in the past three years have been provided to Purchaser or are publicly available. Each of the Company and its Subsidiaries have in the past three years posted a privacy policy and any additional privacy notices, as required under applicable Privacy Laws, in a clear and conspicuous location on all websites owned or operated by the Company and its Subsidiaries.

(ii)

The Company and its Subsidiaries have taken reasonable commercial steps to comply with all applicable Privacy Laws regarding the collection, storage, retention, use, processing, disclosure, transfer and protection of Personal Information, and all cyber incident, information security and data breach notification and record-keeping requirements thereunder.

(iii)

The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions hereunder, including any transfer of Personal Information resulting from such transactions, will not violate: (A) any applicable Privacy Law, any of the privacy policies of the Company and its Subsidiaries (as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by or on behalf of the Company or any of its Subsidiaries); or (B) any other privacy and data security requirements imposed on the Company or any of its Subsidiaries under any Contracts. Upon the Closing, Purchaser will continue to have the right to use such Personal Information on identical terms and conditions as the Company (or the applicable Subsidiary) enjoyed immediately prior to Closing.

(iv)

Except as disclosed in the Company Disclosure Letter, the Company and each of its Subsidiaries have not, in the past three years, experienced any loss, damage, unauthorized access, disclosure or use of, or the breach of any security safeguards protecting, any Personal Information in the Company’s (or any of its Subsidiaries’) possession, custody or control, or otherwise held or processed on its behalf.

(v)

The Company and the Subsidiaries conducted their respective businesses in material compliance with CASL, including the provisions thereunder relating to: (A) the sending of commercial electronic messages (as such term is defined in CASL) only with express or implied consent and with the prescribed contact information and unsubscribe mechanism, and retains records sufficient to demonstrate such compliance; (B) the altering of transmission data (as such term is defined in CASL) only with express consent; and (C) the installation of computer programs on computer systems (as such terms are defined in CASL) only with express consent.

(vi)

The Company and the Subsidiaries have established and implemented policies, procedures and practices in material compliance with applicable Law (including Privacy Laws and CASL), and the Company and the Subsidiaries have operated in accordance, in all material respects, with such policies and procedures in the prior three years.

(vii)

No Person (including any Governmental Entity) has commenced or made, or, to the knowledge of Company, threatened to commence or make, any Governmental Action or Proceeding, complaint, investigation or inquiry relating to: (A) the Company’s (or any of its Subsidiaries’) information privacy or data security practices, including with respect to the collection, control, storage, use, access, processing, disclosure, transfer, destruction, disposal and safeguarding of Personal Information maintained by or on behalf of the Company or any of its Subsidiaries; or (B) the Company’s (or any of its Subsidiaries’) compliance with Privacy Laws or CASL.

28.	Title to the Assets.

(i)

Except in connection with the Arrangement, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by the Company and its Subsidiaries, or any part thereof or interest therein.

(ii)

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, no part of the Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, does any Person have any intent or proposal to give such notice or commence any such proceedings.

29.

Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (ii) none of the Company or its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (iii) as of the date hereof, none of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. The Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof. As of the date of this Agreement, no Material Contract that has been disclosed in the Data Room has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course.

30.

Insurance. Each of the Company and its Subsidiaries is, and has been continuously since November 30, 2021, insured by reputable and financially responsible insurers and the insurance policies are appropriate to the business of the Company in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. The insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms and in good standing.

31.

Related Party Transactions. The Company or any of its Subsidiaries is not indebted to any director, officer, employee or agent of, or independent contractor to, the Company and its Subsidiaries or any of its respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, consulting or contractor fees, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as set forth in the Company Disclosure Letter, there are no Contracts (other than employment or consulting arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder which is an “insider” (as defined in the Securities Act (Ontario)), officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates; provided, however, that in order to determine whether a shareholder is an “insider” of the Company, the Company may rely solely on disclosure filed on System for Electronic Disclosure by Insiders (SEDI).

32.

Brokers. Except as set forth in the Company Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the Arrangement. The Company has made full disclosure to the Purchaser of all fees to be paid to such brokers, finders, and/or other intermediaries under the terms of the agreements with the Company.

33.

No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement, other than as disclosed in the Company Disclosure Letter.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification.

(i)

The Purchaser is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)

Each Subsidiary of the Purchaser is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.

(iii)	The Purchaser is a “Canadian corporation” as that term is defined in subsection 89(1) of the Tax Act.

2.

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement. The payment of the Purchaser Shares comprising the Consideration have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Liens and will be issued in compliance with Laws.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) any actions or filings with the Securities Authorities and the Nasdaq; (v) receipt of the Competition Act Approval; and (vi) any consents, waivers, approvals, actions or filings or notifications, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.

Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of any of the articles, by-laws or other constating documents of the Purchaser;

(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser; or

(iii)

allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer or other restrictions or limitations) under any material contract;

with such exceptions, in the case of each of clauses (i) and (ii) as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.	Securities Law Matters.

(i)

The Purchaser is a “reporting issuer” under applicable Securities Laws in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, North West Territories, Yukon and Nunavut. The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and listed for trading on Nasdaq. The Purchaser is not in default of any material requirements of any Securities Laws or the Nasdaq listing rules.

(ii)

As of the date of this Agreement, the Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened.

(iii)

The Purchaser has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2020. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the Nasdaq.

(iv)

The Purchaser is a “foreign private issuer” as that term is defined under Rule 405 and Rule 3b-4 promulgated under the U.S. Securities Act and the U.S. Exchange Act, respectively. The Purchaser is not, and will not be as a result of the Arrangement, required to register as an “investment company” under the U.S. Investment Company Act.

(v)	The Purchaser has never been an issuer subject to Rule 144(i) under the Securities Act. The Purchaser satisfies the current public information requirements of Rule 144(c) under the Securities Act.

(vi)

The Purchaser has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirement of the U.S. Exchange Act, at the time such filings were made they complied in all material respects with the requirements of the U.S. Exchange Act applicable to such filings and none of the filings contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(vii)

None of the Purchaser, its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchaser Shares to be issued pursuant to the Arrangement under the U.S. Securities Act, whether through integration with prior offerings or otherwise.

(viii)

Except as disclosed in the Purchaser’s Form 20-F filed on April 28, 2022, the Purchaser and its Subsidiaries are in compliance with any and all applicable requirements of the United States Sarbanes-Oxley Act of 2002 and the U.S. Exchange Act.

7.

Purchaser Shares. As of the close of business on August 19, 2022, there were 237,993,119 Purchaser Shares issued and outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Purchaser Shares to be issued pursuant to the Arrangement, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on Nasdaq, and will not be issued in violation of any pre-emptive rights or subject to any contractual or other restrictions on transferability or voting, provided that Purchaser Shares issuable to any Person that the Purchaser reasonably determines is an “affiliate” (as such term is defined in Rule 144 under the U.S. Securities Act) of Purchaser or has been such an “affiliate” of Purchaser in the three months prior to the date of issuance of such Purchaser Shares will be treated as “restricted securities” (as defined in Rule 144 under the U.S. Securities Act) and may not be offered, sold or otherwise transferred absent registration under the U.S. Securities Act or an available exemption therefrom.

8.

Security Ownership. Other than the common shares of the Company beneficially owned by the Purchaser, which, as of the close of business on August 19, 2022, do not amount to ten percent (10%) or more of the Company Shares issued and outstanding, the Purchaser does not beneficially own any securities of the Company or any of its affiliates, including its Subsidiaries.

9.

Financial Statements. The Purchaser’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements filed since that date (including any of the notes or schedules thereto and related management’s discussion and analysis included in the Company Filings (collectively, the “Purchaser Financial Statements”)) were prepared in accordance with IFRS (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited financial statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated statement of income, comprehensive income, financial position and cash flows of the Purchaser and its Subsidiaries as of their respective dates and for the respective periods covered by such financial statements, subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements included (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Purchaser or of any of its Subsidiaries with unconsolidated entities or other Persons.

10.

Books and Records. Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records have been maintained in all material respects in accordance with IFRS and fairly reflect, in all material respects in accordance with IFRS applied on a basis consistent with prior periods, the consolidated financial position of the Purchaser and all the material transactions, acquisitions and dispositions of the Purchaser and the Purchaser Subsidiaries on a consolidated basis.

11.

Absence of Certain Changes. Since December 31, 2021, other than the transactions contemplated in this Agreement or as disclosed in the Purchaser Filings, the business of the Purchaser and its Subsidiaries has been conducted in the Ordinary Course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

12.

No Undisclosed Liabilities. There are no liabilities or obligations of the Purchaser or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Purchaser for the years ended December 31, 2021 and 2020; (ii) incurred in the ordinary course since December 31, 2021; (iii) incurred in connection with the transactions contemplated in this Agreement; and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

13.	Compliance with Laws.

(i)

The Purchaser and each of its Subsidiaries is and has been in compliance with all applicable Laws (including all Cannabis Laws) and, to the knowledge of the Purchaser, none of the Purchaser or the Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)

None of the Purchaser or its Subsidiaries have received any written notices or other written correspondence from any Governmental Entity (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law, except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Purchaser Material Adverse Effect or significantly impact the ability of the Purchaser to consummate the Arrangement. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(iii)

Neither the Purchaser nor any of its Subsidiaries, directly or indirectly, conduct any cannabis-related activities in the United States, including but not limited to: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States; or (iii) arrangements with any Person engaging in the business activities described in items (i) or (ii).

(iv)

Neither the Purchaser, its Subsidiaries nor, to the knowledge of the Purchaser, any of their directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Purchaser or its Subsidiaries (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees,

(C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(v)

The operations of the Purchaser and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

14.	Disclosure Controls and Internal Control over Financial Reporting

(i)

The Purchaser has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and as such term is defined In Rule 13a-15(e) under the U.S. Exchange Act) that are designed to ensure that material information required to be disclosed by the Purchaser in its reports filed or submitted under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)

The Purchaser has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii)

Based on the Purchaser’s most recent evaluation of internal controls prior to the date hereof, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal control over financial reporting of the Purchaser. As of the date hereof, none of the Purchaser, any of its Subsidiaries or, to the Purchaser’s knowledge, any director, employee, auditor, accountant or representative of the Purchaser or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

15.

Litigation. As of the date of this Agreement, there are no Actions pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Subsidiaries or affecting any of their respective properties or assets that, if determined adverse to the interests of the Purchaser or its Subsidiaries, would have, or be reasonably expected to have a Purchaser Material Adverse Effect.

16.	Licences and Compliance.

(i)

Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) all Authorizations which are necessary for Purchaser and the Purchaser Subsidiaries to own their respective assets or conduct its respective business as presently owned or conducted have (as applicable) been obtained and are in full force and effect in accordance with their terms; (ii) the Purchaser and the Purchaser Subsidiaries, as applicable, have performed the obligations required to be performed to date under all such Authorizations, (iii) the Purchaser and the Purchaser Subsidiaries are not in breach of or default under any such Authorizations, (iv) the Purchaser and the Purchaser Subsidiaries have not received written, or to the knowledge of Purchaser, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Purchaser, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

(ii)

There are no compliance reviews, reports, or outstanding action items from a Governmental Entity that contain material concerns or would require remediation that would be reasonably expected to have a Purchaser Material Adverse Effect.

17.

Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Purchaser and has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Purchaser Board.